Amendment UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
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Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PARADIGM HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69901V106
(CUSIP Number)

Martin M. Hale, Jr. 570 Lexington Avenue 49th Floor New York, NewYork 10022 (212) 751-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 69901V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Hale Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use only

4.	Source of funds (See Instructions)	WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,363,949
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With:	10.	Shared Dispositive Power	1,363,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,363,949 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.9% (See Item 5)

14.	Type of Reporting Person (See Instructions)	PN

CUSIP NO. 69901V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Hale Fund Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use only

4.	Source of funds (See Instructions)	WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,363,949
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With:	10.	Shared Dispositive Power	1,363,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,363,949 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.9% (See Item 5)

14.	Type of Reporting Person (See Instructions)	OO

CUSIP NO. 69901V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Martin M. Hale, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use only

4.	Source of funds (See Instructions)	PF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	2,700,888
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With:	10.	Shared Dispositive Power	1,363,949

11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,700,888 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	5.8% (See Item 5)

14.	Type of Reporting Person (See Instructions)	IN

CUSIP NO. 69901V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
EREF PARA, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use only

4.	Source of funds (See Instructions)	WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power
Shares
Beneficially	8.	Shared Voting Power	1,336,939
Owned by
Each	9.	Sole Dispositive Power	1,336,939
Reporting
Person With:	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,336,939 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.9% (See Item 5)

14.	Type of Reporting Person (See Instructions)	OO

CUSIP NO. 69901V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Hale Fund Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	☒

3.	SEC Use only

4.	Source of funds (See Instructions)	WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	Delaware

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	1,336,939
Owned by
Each	9.	Sole Dispositive Power	0
Reporting
Person With:	10.	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,336,939 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.9% (See Item 5)

14.	Type of Reporting Person (See Instructions)	OO

Item 1.	Security and Issuer

(a) Name of Issuer: Paradigm Holdings, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

9715 Key West Avenue, Third Floor
Rockville, Maryland  20850

Item 2.	Identity and Background

This statement on Schedule 13D (the "Statement") is being filed on behalf of the following persons (collectively, the "Reporting Persons"): (i) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"); (ii) Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”); (iii) EREF PARA, LLC, a Delaware limited liability company ("EREF"); (iv) Hale Fund Management, LLC,  a Delaware limited liability company (HFM); and (v) Martin Hale, Jr., an individual (“MH”).

The address of the principal office of each of the Reporting Persons is 570 Lexington Avenue, 49th Floor, New York, NewYork  10022.  Each Reporting Person is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons is investment and/or investment management.  HFP is the General Partner of HCP.  MH is the Chief Executive Officer of HCP.  MH is the Managing Member and sole owner of HFP.  HFM is the Managing Member of EREF.  MH is the Chief Executive Officer and sole owner of HFM.

Each of the Reporting Persons, other than HCP and EREF solely with respect to the shares of the Issuer’s Common Stock, par value $0.01 (the “Common Stock”) deemed beneficially owned by them respectively, disclaims ownership of all shares reported in this Statement, and the filing of this Statement shall not be deemed an admission that any such entity or person is the beneficial owner of, or has any pecuniary interest in, such shares for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 27, 2009 (the “Closing Date”), the Issuer entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with HCP and EREF (together, the “Purchasers”) and consummated the issuance and sale to the Purchasers pursuant to such Purchase Agreement, for an aggregate purchase price of $6,206,000, of the Securities (as defined and described in Item 4 below).  Each of the Purchasers financed such purchase using its own working capital.

Item 4.	Purpose of Transaction

Pursuant to the Purchase Agreement, on the Closing Date, the Purchasers purchased of an aggregate of (i) 6,206 shares of Series A-1 Senior Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), (ii) Class A Warrants to purchase an aggregate of 79,602,604 shares of the Common Stock, with an exercise price of $0.0780 per share (the “Class A Warrants”) and (iii) Class B Warrants to purchase an aggregate of 69,062,248 shares of Common Stock, with an exercise price of $0.0858 per share (the “Class B Warrants,” and together with the Series A-1 Preferred Stock and the Class A Warrants, the “Securities”).  The Series A-1 Preferred Stock is non-convertible.  The Class A Warrants and Class B Warrants (the “Warrants”) are exercisable, in the aggregate, for 148,664,852 shares of Common Stock; provided that, until the Amendment Date (as defined below), the Warrants are not exercisable for a number of shares of Common Stock greater, in the aggregate, than the Available Underlying Shares (as defined below).  The purpose of such purchase was to facilitate an investment in the Issuer.

Preferred Stock Purchase Agreement

For so long as (i) an aggregate of not less than 15% of the shares of Series A-1 Preferred Stock purchased on the Closing Date are outstanding, (ii) Warrants to purchase an aggregate of not less than 20% of the shares issuable pursuant to the Warrants on the Closing Date are outstanding or (iii) the Purchasers, in the aggregate, own not less than 15% of the Common Stock issuable upon exercise of all Warrants on the Closing Date (we refer to (i), (ii) and (iii) as the “Ownership Threshold”), the Purchase Agreement limits the Issuer’s ability to offer or sell certain evidences of indebtedness or equity or equity equivalent securities (other than certain excluded securities and permitted issuances) without the prior consent of HCP.  Other than with respect to the issuance of certain excluded securities by the Issuer, the Purchase Agreement further grants the Purchasers a right of first refusal to purchase certain evidences of indebtedness, equity and equity equivalent securities sold by the Issuer.

The Purchase Agreement also contains certain affirmative and negative covenants.  The negative covenants require the prior approval of HCP, for so long as the Ownership Threshold is met, in order for the Issuer to take certain actions, including, among others, (i) amending the Issuer’s Articles of Incorporation or other charter documents, (ii) liquidating, dissolving or winding-up the Issuer, (iii) merging with, consolidating with or acquiring or being acquired by, or selling all or substantially all of its assets to, any person, (iv) selling, licensing or transferring any capital stock or assets with a value, individually or in the aggregate, of $100,000 or more, (v) undergoing certain fundamental transactions, (vi) certain issuances of capital stock, (vii) certain redemptions or dividend payments, (viii) the creation, incurrence or assumption of certain types of indebtedness or liens, (ix) increasing or decreasing the size of the Issuer’s Board of Directors and (x) appointing, hiring, suspending or terminating the employment or materially modifying the compensation of any executive officer.

The Purchase Agreement further provides that the Issuer shall seek shareholder approval of, among other things, (i) the reincorporation of the Issuer in either Nevada or Delaware, (ii) a reverse split of the Common Stock, (iii) an increase in the number of shares of Common Stock authorized for issuance under the Issuer’s Articles of Incorporation and (iv) the approval of certain rights granted to the Purchasers in the Certificate of Designations (as defined below).  We refer to the date of such shareholder approval as the “Amendment Date.”

The foregoing description of the terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Warrants

As discussed above, on the Closing Date, the Issuer issued to the Purchasers Class A Warrants to purchase an aggregate of 79,602,604 shares of Common Stock at an exercise price of $0.0780 per share and Class B Warrants to purchase an aggregate of 69,062,248 shares of Common Stock at an exercise price of $0.0858 per share.  Except for the exercise price and number of shares of Common Stock subject to the Warrants, the terms of the Class A Warrants and the Class B Warrants are substantially similar.  Until the Amendment Date, when the number of shares of Common Stock authorized for issuance is increased, the number of shares of Common Stock for which the Warrants are exercisable is limited to the Available Underlying Shares (as defined in the Purchase Agreement).  As of the Closing Date, the number of Available Underlying Shares was 2,700,888.

The Warrants expire seven (7) years from the date of issuance, which period, with respect to the Class A Warrants, is subject to extension for an additional seven (7) years if the Issuer has not met certain milestones.  The Warrants are subject to full ratchet anti-dilution provisions and other customary anti-dilution provisions as described therein.  The Warrants further provide that in the event of certain fundamental transactions or the occurrence of an event of default under the Certificate of Designations (as defined and described below) that the holder of the Warrants may cause the Issuer to repurchase such Warrants for the purchase price specified therein.

The foregoing description of the terms of the Class A Warrant and the Class B Warrant is not complete and is qualified in its entirety by reference to the form of Class A Warrant and form of Class B Warrant, copies of which are attached as Exhibits 3 and 4, respectively, to this Statement and incorporated herein by reference.

Certificate of Designations

On the Closing Date, pursuant to the Certificate of Designations filed by the Issuer with respect to the Series A-1 Preferred Stock (the “Certificate of Designations”), the Purchasers were issued an aggregate of 6,206 shares of Series A-1 Preferred Stock.  Each share of Series A-1 Preferred Stock has an initial stated value of $1,000 per share (the “Stated Value”).

The holders of the Series A-1 Preferred Stock are entitled to receive cumulative dividends at the rate of 12.5% per annum, accruing on a daily basis and compounding monthly, with 40% of such dividends payable in cash and 60% of such dividends payable by adding such amount to the Stated Value.

Upon the occurrence of a liquidation event (including certain fundamental transactions), the holders of the Series A-1 Preferred Stock are entitled to receive prior and in preference to the payment of any amounts to the holders of any other equity securities of the Issuer (i) 125% of the Stated Value of the outstanding shares of Series A-1 Preferred Stock, (ii) all accrued but unpaid cash dividends with respect to such shares of Series A-1 Preferred Stock and the (iii) Repurchase Price with respect to all Warrants held by such holders.

The Certificate of Designations further provides that any shares of Series A-1 Preferred Stock outstanding as of February 9, 2012 are to be redeemed by the Issuer for their Stated Value plus all accrued but unpaid cash dividends on such shares (the “Redemption Price”).  In addition, on the last day of each calendar month beginning February 2009 through and including February 2010, the Issuer is required to redeem the number of shares of Series A-1 Preferred Stock obtained by dividing 100% of all Excess Cash Flow (as defined in the Certificate of Designations) with respect to such month by the Redemption Price applicable to the shares to be redeemed.  Further, on the last day of each month beginning March 2010 through and including January 2012, the Issuer shall redeem the number of shares of Series A-1 Preferred Stock obtained by dividing the sum of $50,000 plus 50% of the Excess Cash Flow with respect to such month by the Redemption Price applicable to the shares to be redeemed.  At anytime prior to February 9, 2012, the Issuer may redeem shares of Series A-1 Preferred Stock for 125% of the Stated Value of such shares plus all accrued but unpaid cash dividends for such shares.

The Certificate of Designations further provides that the Board of Directors shall consist of no more than seven directors and, from and after the Amendment Date, the Board of Directors shall consist of five directors (except upon the occurrence of an event of default as described below).  For so long as the Ownership Threshold is met, the holders of a majority of the then outstanding shares of Series A-1 Preferred Stock (the “Majority Holders”) will have the right (subject to the Side Letter (as defined and described below)) to elect two (2) directors to the Board of Directors and, until the Amendment Date, two (2) observers to the Board of Directors, provided that from and after the Amendment Date, the Majority Holders may only elect one (1) observer to the Board of Directors.  Subject to certain limitations, the Majority Holders may elect to convert the board observers into directors.  If the Ownership Threshold is not met, then the Majority Holders would have the right (subject to the Side Letter) to elect one (1) director to the Board of Directors and one (1) observer to the Board of Directors.

The Certificate of Designations further provides that upon the occurrence of certain defined events of default, the number of directors constituting the Board of Directors will automatically increase by a number equal to the number of directors then constituting the Board of Directors plus one (1) and the holders of the Series A-1 Preferred Stock are entitled to elect such additional directors.

The Certificate of Designations further provides that any holder of Series A-1 Preferred Stock shall be entitled to vote on all matters as to which holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as such holders of Common Stock, voting together with the holders of Common Stock as one class (including without limitation with respect to any matter relating to a merger or sale of the Issuer, any amendment of the Issuer’s Articles of Incorporation, any increase or decrease in the number of authorized shares of Common Stock or any other matter subject to the vote or consent of the holders of Common Stock), and, except as specifically required by applicable law, in no event shall the holders of the Common Stock vote as a separate class from the holders of Series A-1 Preferred Stock on any matter.

The Certificate of Designations further provides that to the extent any cash dividends or any portion thereof is not paid to the holders of Series A-1 Preferred Stock either because (i) the funds are not legally available, or (ii) for any other reason, each holder of Series A-1 Preferred Stock shall have the option to receive any portion of the unpaid dividend either by (i) adding such unpaid portion to the Stated Value per share of Series A-1 Preferred Stock held by such holder, or (ii) receiving Common Stock where the number of shares of Common Stock to be issued to any such holder shall be determined by dividing (x) the unpaid portion indicated to be paid in shares of Common Stock by (y) the Conversion Price (as defined below) as of the applicable date, and rounding up to the nearest whole share.  The term “Conversion Price” for purposes of this Item 4 shall mean 93% of the arithmetic average of the volume weighted average prices for the five (5) Trading Days which are the lowest of the 20 consecutive Trading Days immediately prior to the applicable date (not including such date).

In addition, each share of Series A-1 Preferred Stock entitles the holder to such number of votes as shall equal the number of shares of Common Stock issuable upon exercise of the Class A Warrants held by such holder as of the applicable record date.  Until the Amendment Date, the Class A Warrants are not exercisable for greater than a number of shares of Common Stock equal to the Available Underlying Shares.

The foregoing description of the terms of the Certificate of Designations is not complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is attached as Exhibit 5 to this Statement and incorporated herein by reference.

Side Letter

On the Closing Date, the Purchasers entered into a Side Letter, which was accepted and agreed to by the Issuer (the “Side Letter”), that grants HCP the authority to designate the Board directors and observers to be elected by the Majority Holders pursuant to the Certificate of Designations.  The Side Letter further provides certain Board observer rights to HCP.

The foregoing description of the terms of the Side Letter is not complete and is qualified in its entirety by reference to the Side Letter, a copy of which is attached as Exhibit 2 to this Statement and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)       See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. 1

(b)       See Items 7 though 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. 1

1   Until the Amendment Date, each Purchaser has the right to acquire, upon exercise of the Warrants respectively held by them and pursuant to the terms thereof, up to their pro-rata portion of the Available Underlying Shares (which is 2,700,888).  Accordingly, HCP has the right to acquire up to 50.5% of the Available Underlying Shares (or 1,363,949 shares of Common Stock) and EREF has the right to acquire up to 49.5% of the Available Underlying Shares (or 1,336,939 shares of Common Stock).  MH, as the Managing Member and sole owner of HFP, which is the General Partner of HCP, is deemed to be the beneficial owner of the 1,363,949 shares of Common Stock which HCP has the right to acquire (by virtue of his power to vote or dispose of such shares), and, as the Chief Executive Officer and sole owner of HFM, which is the Managing Member of EREF, is deemed to be the beneficial owner of the 1,336,939 shares of Common Stock which EREF has the right to acquire (by virtue of his power to vote such shares).  The members of EREF retain the right to dispose of all such shares.

(c)       Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuer’s stock during the past 60 days.

(d)       MH has the right to receive dividends from, or proceeds from the sale of, any shares of Common Stock acquired by HCP upon exercise of any Warrants held by HCP.  The members of EREF have the right to receive dividends from, or proceeds from the sale of, any shares of Common Stock acquired by EREF upon exercise of any Warrants held by EREF.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is hereby made to the description in Item 4 above of the Purchase Agreement and the Exhibits thereto.  In addition, the EREF Limited Liability Company Agreement by the Members of EREF, dated as of the Closing Date (the “LLC Agreement”), grants HFM the power to vote the Securities held by EREF at its discretion.

The foregoing description of the terms of the LLC Agreement is not complete and is qualified in its entirety by reference to the LLC Agreement, a copy of which is attached as Exhibit 6 to this Statement and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Preferred Stock Purchase Agreement dated February 27, 2009 among Paradigm Holdings, Inc., Hale Capital Partners, LP and the other purchasers identified on the signature pages thereto

Exhibit 2	Side Letter dated February 27, 2009 between Hale Capital Partners, LP and EREF PARA, LLC and accepted and agreed to by Paradigm Holdings, Inc.

Exhibit 3	Form of Class A Warrant

Exhibit 4	Form of Class B Warrant

Exhibit 5	Certificate of Designations of Series A-1 Senior Preferred Stock

Exhibit 6
EREF PARA, LLC Limited Liability Company Agreement dated February 27, 2009 between EREF Special Situations, LLC, East Rock Focus Fund, L.P., East Rock Capital GP, LLC, Stuart Sternberg, Mark Gerson, and Hale Fund Management, LLC

Exhibit 7	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

April 14, 2009
Date

HALE CAPITAL PARTNERS, LP
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

HALE FUND PARTNERS, LLC
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

EREF PARA, LLC
By: Hale Fund Management, LLC, its Managing Member
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

HALE FUND MANAGEMENT, LLC
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

MARTIN M. HALE, JR.
/s/ Martin M. Hale, Jr.
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

EXECUTION COPY

PARADIGM HOLDINGS, INC.

PREFERRED STOCK PURCHASE AGREEMENT

FEBRUARY 27, 2009

Table of Contents

i

4.19	Amended Certificate	41
4.20	Stock Split	41
4.21	Shareholder Approval	41
4.22	Certain Rights of the Company	42
ARTICLE V.	CONDITIONS	43
5.1	Conditions Precedent to the Obligations of the Purchasers	43
5.2	Conditions Precedent to the Obligations of the Company	45
ARTICLE VI.	REGISTRATION RIGHTS	45
6.1	Demand Registration	45
6.2	Piggyback Registration	47
6.3	Demand Registration Procedures	48
6.4	Piggyback Registration Procedures	51
6.5	Registration Expenses	52
6.6	Indemnification	53
6.7	Dispositions	56
6.8	No Piggyback on Registrations	56
6.9	Default on Registration	57
ARTICLE VII.	MISCELLANEOUS	58
7.1	Termination	58
7.2	Fees and Expenses	58
7.3	Entire Agreement	58
7.4	Notices	58
7.5	Amendments; Waivers	59
7.6	Construction	59
7.7	Successors and Assigns	60
7.8	No Third-Party Beneficiaries	60
7.9	Governing Law; Venue; Waiver of Jury Trial	60
7.10	Survival	61
7.11	Execution	61
7.12	Severability	61
7.13	Rescission and Withdrawal Right	61

ii

7.14	Replacement of Securities	61
7.15	Remedies	61
7.16	Payment Set Aside	62
7.17	Usury	62
7.18	Independent Nature of Purchasers’ Obligations and Rights	62
7.19	Adjustments in Share Numbers and Prices	63
7.20	Liquidated Damages	63
7.21	Fundamental Transaction	63
7.22	Construction	63

iii

PREFERRED STOCK PURCHASE AGREEMENT

This Preferred Stock Purchase Agreement is entered into and dated as of February 27, 2009 (this “Agreement”), by and among Paradigm Holdings, Inc., a Wyoming corporation (the “Company”), Hale Capital Partners, LP, a Delaware limited partnership (“Hale Capital”), and each of the other purchasers identified on the signature pages hereto (each, a “Purchaser” and, collectively with Hale Capital, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, and rules promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, certain securities of the Company pursuant to the terms set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser, severally and not jointly, agree as follows:

ARTICLE I.
DEFINITIONS

1.1           Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth in this Section 1.1:

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person.  Without limiting the foregoing with respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

“Amended Certificate” is defined in Section 4.19.

“Amendment Date” is defined in Section 4.19.

“Available Underlying Shares” is defined in Section 3.1(f).

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Certificate of Designations” means the Certificate of Designations of the Series A-1 Senior Preferred Stock in the form attached hereto as Exhibit A.

“Class A Warrant” means the Class A Warrants to be issued by the Company pursuant to this Agreement, in the form attached hereto as Exhibit B.

“Class B Warrant” means the Class B Warrants to be issued by the Company pursuant to this Agreement, in the form attached hereto as Exhibit C.

“Closing” is defined in Section 2.2.

“Closing Date” is defined in Section 2.2.

“Closing Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on an Eligible Market or any other national securities exchange, the closing bid price per share of the Common Stock for such date (or the nearest preceding date) on the primary Eligible Market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then reported in the “Pink Sheets” published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of Common Stock so reported; or (c) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by Hale Capital.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01 per share, and any securities into which such common stock may hereafter be reclassified or converted.

“Common Stock Equivalents” means, collectively, Options and Convertible Securities.

“Company” is defined in the Preamble hereto.

“Company Counsel” means K&L Gates LLP, counsel to the Company.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Stock.

“EBITDA” shall mean, for any period, net profit before taxes, interest expense (net of capitalized interest expense), depreciation expense and amortization expense, all in accordance with GAAP, but excluding any dividends, any cash or non-cash expenses payable or accrued with respect to any of the transactions contemplated by the Transaction Documents, any future non-cash income or expenses related to a change in the accounting treatment of any of the transactions contemplated by the Transaction Documents, any non-cash based compensation expenses and any income derived from extraordinary, non-recurring and non-cash events.

“Effective Date” means the date that a Registration Statement or Registration Statements covering all of the Registrable Securities have first been declared effective by the Commission.

“Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the over-the-counter bulletin board (“OTC Bulletin Board”).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Stock” means the issuance of (i) Common Stock upon the conversion of any Convertible Securities or Options outstanding as of the date hereof and set forth in Schedule 3.1(g), pursuant to the terms of such Convertible Securities or Options, as applicable, as of the date hereof, (ii) Common Stock as a dividend on the Common Stock distributed pro rata to the holders thereof, (iii) Options (and the issuance of Common Stock upon exercise thereof) or restricted stock of the Company to employees, officers, directors or consultants of the Company pursuant to the Management Pool, (iv) Options (and the issuance of Common Stock upon exercise thereof) or restricted stock of the Company to employees, officers, directors or consultants of the Company pursuant to a stock option plan, restricted stock agreement or other incentive stock plan or pursuant to any employee benefit plan, in each case as in effect on the Closing Date and specified in Schedule 3.1(g), (v) Options (and the issuance of Common Stock upon exercise thereof) or restricted stock of the Company to employees, officers, directors or consultants of the Company pursuant to a stock option plan, restricted stock agreement or other incentive stock plan or pursuant to any employee benefit plan, in each case, if not in effect on the Closing Date, as approved by the Company’s Board of Directors and, so long as any threshold in clauses (x) through (z) of Section 4.6(a) is met, as acceptable to Hale Capital; provided that in the cases of clauses (iv) and (v), in an aggregate amount not to exceed three percent (3%) of the outstanding Common Stock on a fully diluted basis in any 12 month period, (vi) Common Stock upon the exercise of the Noble Warrant and (vii) the Underlying Shares.

“Filing Date” means with respect to any Registration Statement required to be filed pursuant to Section 6.1, the 60th day following the date on which the Company receives a Registration Request.

“Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act), other than any Purchaser, of fifty percent (50%) or more of the voting rights or voting equity interests in the Company; (ii) Continuing Directors (as defined in the Certificate of Designations) cease to constitute more than one-half of the members of the Company’s Board of Directors, other than pursuant to Section 8 or Section 9(c) of the Certificate of Designations and/or the Side Letter; (iii) a merger or consolidation of the Company or any Subsidiary or a sale of all or substantially all of the assets of the Company or any Subsidiary in one or a series of related transactions, unless immediately following such transaction or series of transactions, the holders of the Company’s securities immediately prior to the first such transaction continue to hold at least one-half of the voting rights or voting equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other similar transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Company; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Company; (vi) any tender offer or exchange offer (whether by the Company or another Person, other than any Purchaser) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property and as a result of which the Persons who own Common Stock immediately prior to the launch of such tender offer or exchange offer do not own a majority of the outstanding equity interests of the Company, directly or indirectly, immediately after the consummation thereof; (vii) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Company of an agreement directly or indirectly providing for any of the foregoing events.  Notwithstanding the foregoing, no action taken for the purpose of changing the Corporation’s jurisdiction of incorporation pursuant to Section 4.19 of this Agreement or otherwise specifically contemplated by Section 4.19 or Section 4.20 of this Agreement for the purposes set forth therein shall constitute a Fundamental Transaction.

“GAAP” is defined in Section 3.1(h).

“Governmental Authority” shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

“Government Bid” shall mean any offer to sell made by the Company or a Subsidiary prior to the Closing Date which, if accepted, would result in a Government Contract and for which an award has not been issued 30 days or more prior to the date of this Agreement.

“Government Contract” shall mean any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, grant, cooperative agreement or other similar arrangement of any kind, between the Company or a Subsidiary on one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor at any tier with respect to a contract with a Governmental Authority if such subcontractor is acting in its capacity as a subcontractor, on the other hand.  A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Hale Capital Partners” is defined in the Preamble hereto.

“Indebtedness” of any Person means (i) all indebtedness representing money borrowed which is created, assumed, incurred or guaranteed in any manner by such Person or for which such Person is responsible or liable (whether by guarantee of such indebtedness, agreement to purchase indebtedness of, or to supply funds to or invest in, others or otherwise), (ii) any direct or contingent obligations of such Person arising under any letter of credit (including standby and commercial), bankers acceptances, bank guaranties, surety bonds and similar instruments, (iii) all Indebtedness secured by any Lien existing on property or assets owned by such Person and (iv) any shares of capital stock or other securities having a redemption feature; provided that the Preferred Shares, and any obligations due in respect thereof in accordance, as applicable, with the Certificate of Designations, as in effect on the date hereof, shall not be deemed to be Indebtedness pursuant to this definition.

“Intellectual Property” means all U.S. and foreign (a) inventions (whether patentable or whether or not reduced to practice), all improvements thereto, and all patents (including, without limitation, all U.S. and foreign patents, patent applications (including provisional applications) (“Patents”), invention disclosures and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof) and design rights, (b) trademarks, trademark applications (including intent to use filings), trade names and service marks (whether or not registered), trade dress, logos, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) copyrightable works, registered copyrights, sui generis database rights and all applications, registrations, and renewals in connection therewith, (d) mask works and all applications, registrations, and renewals in connection therewith, (e) trade secrets and confidential business information (including source code, unpatented inventions, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, financial information and business and marketing plans and proposals) (all of the foregoing collectively, “Trade Secrets”), (f) computer software programs or applications (including data and related documentation) in both source and object code forms, (g) copies and tangible embodiments of all of the foregoing (in whatever form or medium), and registrations and applications for any of the foregoing assets listed above in (a) through (g) and all other tangible and intangible proprietary information, materials and associated goodwill.

“Lien” is defined in Section 3.1(a).

“Losses” means any and all damages, fines, penalties, deficiencies, liabilities, claims, losses (including loss of value), judgments, awards, settlements, taxes, actions, obligations and costs and expenses in connection therewith (including, without limitation, interest, court costs and reasonable fees and expenses of attorneys, accountants and other experts, or any other expenses of litigation or other Proceedings or of any default or assessment).

“Management Pool” means the management incentive plan of the Company to be established as promptly as practicable after the Closing which shall provide for the issuance of Options and/or restricted stock of the Company on terms reasonable satisfactory to Hale Capital.

“Material Adverse Effect” is defined in Section 3.1(b).

“Material Contract” means (A) any agreement which requires future expenditures by the Company or any Subsidiary in excess of $500,000 or which might result in payments to the Company or any Subsidiary in excess of $500,000, (B) any purchase or task order which might result in payments to the Company or any Subsidiary in excess of $500,000, (C) any employment agreements (not including at-will employment letters with employees), and (D) any agreement that is or would be required to be filed as an exhibit to the SEC Reports pursuant to Item 601(b)(10) of Regulation S-K of the Commission.

“Meeting” is defined in Section 4.21(b).

“Noble Warrant” means that certain warrant issued to Noble International Investments, Inc. to purchase 1,602,565 shares of Common Stock at an exercise price of $0.0780 per share, in the form of Exhibit H hereto.

“Non-Active Subsidiary” is defined in Section 3.1(a).

“Options” means any rights, warrants or options to, directly or indirectly, subscribe for or purchase Common Stock or Convertible Securities.

“Permitted Indebtedness” is defined in Section 4.10(b)(vii).

“Permitted Issuances” means any issuance by the Company of Common Stock, after each Purchaser, together with any transferee(s) of Preferred Shares by that Purchaser, has realized cash proceeds in the aggregate equal to or in excess of the Aggregate Purchase Price paid by that Purchaser as set forth on Schedule A for all Preferred Shares purchased by such Purchaser at the Closing, which issuance is made (i) at a price per share of Common Stock not less than 150% of the then current Exercise Price (as defined in the Class A Warrants) at the time of such transaction, (ii) with warrant coverage, if any, of not greater than 50% of the Common Stock issued by the Company in such transaction, and (iii) with respect to any warrants referred to in clause (ii) above, at an exercise price per share of Common Stock not less than 150% of the then current Exercise Price (as defined in the Class A Warrants) at the time of such transaction, and (iv) pursuant to customary documentation reasonably satisfactory to Hale Capital.

“Permitted Liens” is defined in Section 4.10(b)(viii).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Shares” means the shares of Preferred Stock to be sold and issued by the Company to the Purchasers in accordance with and subject to the terms and conditions of this Agreement.

“Preferred Stock” means the Series A-1 Senior Preferred Stock of the Company, par value $0.01 per share, and all securities into which such preferred stock may be reclassified or converted.

“Preferred Stock Exchange Agreement” means the agreement in the form attached hereto as Exhibit E between the Company and the Persons holding Series A Preferred Stock of the Company listed on signature pages thereto

“Preferred Stock Redemption Agreement” means the agreement in the form attached hereto as Exhibit F between the Company, Semper Finance and USA Asset Acquisition Corp.

“Proceeding” means an action, claim, suit, inquiry, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or, to the Company’s knowledge, threatened.

“Proposal” is defined in Section 4.21(a).

“Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Proxy Materials” means the Proxy Statement and any exhibits or attachments thereto, together with any amendments or modifications thereto, required under the Exchange Act to be transmitted to shareholders of the Company and filed with the Commission in connection with the Meeting to approve the Proposal.

“Purchase Price” is defined in Section 2.1.

“Purchasers” is defined in the Preamble hereto.

“Registrable Securities” means all Underlying Shares, together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

“Registration Request” means a written request that the Company file a Registration Statement under the Securities Act to register Registrable Securities, from one (1) or more holders thereof that in the aggregate possess thirty percent (30%) or more of the Registrable Securities then outstanding as of the date of such request, which request shall indicate the number of Registrable Securities to be registered thereunder.

“Registration Statement” means any registration statements on Forms S-1 or S-3 required to be filed under Sections 6.1 or 6.2, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Required Approvals” is defined in Section 3.1(e).

“Required Effectiveness Date” means with respect to any Registration Statements that may be required pursuant to Section 6.1, the 180th day following the date on which the Company receives a Registration Request; provided, however, in the event the Company is notified by the Commission that one (1) of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Required Effectiveness Date as to such Registration Statement shall be the fifth (5th) Trading Day following the date on which the Company is so notified if such date precedes the dates required above.

“Rule 144,” “Rule 415,” and “Rule 424” means Rule 144, Rule 415 and Rule 424, respectively, promulgated by the Commission pursuant to the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“Securities” means the Preferred Shares, the Warrants and the Underlying Shares issued or issuable (as applicable) to the Purchasers pursuant to the Transaction Documents.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Facility” means those certain existing Loan and Security Agreements, dated March 13, 2007 among Silicon Valley Bank, the Company, Paradigm Solutions Corporation and the other parties named therein, or any replacement facility thereof pursuant to the terms set forth on the term sheet attached hereto as Annex B and pursuant to documentation reasonably acceptable to Hale Capital, in any case pursuant to which the Company may incur Indebtedness, together with all other Permitted Indebtedness pursuant to clauses (A) and (C) of the definition thereof, of no greater than $4,500,000 at all times after the Closing.

“Shareholder Agreement” means the agreement in the form attached hereto as Exhibit G between the Purchasers and the Persons listed on Schedule I attached thereto.

“Side Letter” means that certain side letter dated as of the Closing Date between the Company, Hale Capital and the other Purchasers in the form attached hereto as Exhibit D.

“Subsequent Placement” means any instance in which the Company or any Subsidiary offers, sells, grants any option to purchase, or otherwise disposes of (or announces any offer, sale, grant or any option to purchase or other disposition of) any of its or any Subsidiary’s evidence of its Indebtedness (other than Permitted Indebtedness) or equity or equity equivalent securities, including without limitation any Indebtedness, common stock or preferred stock of the Company, Common Stock Equivalent or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for, or is issued as a unit within, any class of common stock or preferred stock of the Company, or Common Stock Equivalents.

“Subsidiary” is defined in Section 3.1(a).

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market, or (b) if the Common Stock is not then listed or quoted and traded on any Trading Market, then any Business Day.

“Trading Market” means the OTC Bulletin Board or any other primary Eligible Market or any national securities exchange, market or trading or quotation facility on which the Common Stock is then listed or quoted.

“Transaction Documents” means this Agreement, the Certificate of Designations, the Warrants, the Side Letter, the Shareholder Agreement, the Preferred Stock Exchange Agreement, the Preferred Stock Redemption Agreement and any other documents, certificates or agreements executed or delivered in connection with the transactions contemplated hereby.

“Underlying Shares” means the shares of Common Stock issued or issuable (i) upon exercise of the Warrants, and (ii) in satisfaction of any other obligation or right of the Company to issue shares of Common Stock pursuant to the Transaction Documents, and in each case, any securities issued or issuable in exchange for or in respect of such securities.

“Warrants” means, collectively, the Class A Warrants and the Class B Warrants.

ARTICLE II.
PURCHASE AND SALE

2.1           Purchase and Sale of the Securities.  Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally and not jointly, to purchase from the Company, and the Company agrees to sell and issue to each Purchaser, at the Closing, the Preferred Shares, a Class A Warrant and a Class B Warrant in the respective amounts set forth opposite such Purchaser’s name on Schedule A hereto for the aggregate purchase price set forth opposite such Purchaser’s name on Schedule A hereto under the headings “Number of Preferred Shares,” “Number of Class A Warrant Shares” and “Number of Class B Warrant Shares,” respectively.  The purchase price for each Preferred Share shall be $1,000 (the “Purchase Price”).

2.2           Closing.  The purchase and sale of the Preferred Shares and the Warrants pursuant to the terms of this Agreement (the “Closing”) shall take place at the offices of Proskauer Rose LLP in New York City, New York, at 10:00 A.M. (New York City time) on the date each of the conditions set forth in Section 2.3 and Article 5 have been satisfied, or at such other time and place as the Company and the Purchasers mutually agree upon in writing (the “Closing Date”).

2.3           Closing Deliveries.

(a)          At the Closing, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)           a stock certificate representing the Preferred Shares registered in the name of such Purchaser (or one or more of its assignees or designees), in the amount indicated opposite such Purchaser’s name on Schedule A hereto, in proper form for transfer, and with any required stock transfer stamps affixed thereto;

(ii)           a Class A Warrant, registered in the name of such Purchaser, pursuant to which such Purchaser shall have the right to acquire such number of Underlying Shares indicated on Schedule A hereto under the heading “Number of Class A Warrant Shares”;

(iii)          a Class B Warrant, registered in the name of such Purchaser, pursuant to which such Purchaser shall have the right to acquire such number of Underlying Shares indicated on Schedule A hereto under the heading “Number of Class B Warrant Shares”;

(iv)          the Certificate of Designations, together with confirmation of filing and effectiveness with the Secretary of State of the State of Wyoming.

(v)           the legal opinion of Company Counsel, in the form attached hereto as Exhibit G, executed by such counsel and addressed to the Purchasers;

(vi)          a certificate dated as of the Closing Date and signed by the Chief Executive Officer of the Company certifying as to the fulfillment of each of the conditions set forth in Section 5.1;

(vii)         the Side Letter duly executed by the Company;

(viii)        certificates dated the Closing Date and signed by the Secretary of the Company certifying: (1) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors or the stockholders of the Company or the Subsidiaries, as applicable, authorizing the execution, delivery and performance of each of the Transaction Documents, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (2) that attached thereto are true and complete copies of the articles of incorporation and by-laws (or other organizational or charter documents) of the Company and each Subsidiary (other than the Non-Active Subsidiary), and that such documents are in full force and effect; and (3) the signatures and titles of the officers of the Company and the Subsidiaries executing each of the Transaction Documents;

(ix)           the fees and expenses payable by the Company pursuant to Section 7.2, in United States dollars and in immediately available funds, by wire transfer to accounts designated in writing by Hale Capital for such purpose; and

(x)           any other document reasonably requested by the Purchasers or their counsel.

(b)          At the Closing, each Purchaser shall deliver or cause to be delivered to the Company the following:  (i) the purchase price set forth opposite such Purchaser’s name on Schedule A hereto under the heading “Aggregate Purchase Price,” in United States dollars and in immediately available funds, by wire transfer to an account designated in writing by the Company for such purpose; and (ii) each Transaction Document to which such Purchaser is a signatory, duly executed by such Purchaser.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of the Company.  The Company hereby represents and warrants to, and agrees with, the Purchasers as follows:

(a)          Subsidiaries.  The Company does not directly or indirectly control or own any interest in any other Person other than those listed in Schedule 3.1(a) (each a “Subsidiary”, and collectively, the “Subsidiaries”).  The jurisdiction of organization of each Subsidiary is as set forth on Schedule 3.1(a).  Except as disclosed in Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction (collectively, “Liens”), and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.  The Company owns 49% of Unified Solutions LLC, a Maryland limited liability company (the “Non-Active Subsidiary”).  The Non-Active Subsidiary conducts no business and has no liabilities or assets contingent or otherwise.

(b)          Organization and Qualification.  Each of the Company and, except as set forth on Schedule 3.1(b), the Subsidiaries is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Except as disclosed in Schedule 3.1(b), neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation or bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to, individually or in the aggregate, (i) adversely affect the legality, validity or enforceability of any Transaction Document, (ii) have or result in a material adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) adversely impair the Company’s or any Subsidiary’s ability to perform fully on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)          Authorization; Enforcement.  The Company and each Subsidiary has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its respective obligations hereunder and thereunder, subject, with respect to the actions contemplated by the Proposal, to the Company’s receipt of shareholder approval of the Proposal as contemplated by Section 4.21.  The execution and delivery by the Company and each Subsidiary of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary action on the part of the Company and the Subsidiaries and no further consent or action is required by the Company or any Subsidiary, or their respective Board of Directors or shareholders, subject, with respect to the actions contemplated by the Proposal, to the Company’s receipt of shareholder approval of the Proposal as contemplated by Section 4.21.  Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and/or the Subsidiaries, as applicable, and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company, and/or the Subsidiaries, as applicable, enforceable against the Company, and/or the Subsidiaries, as applicable, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

(d)          No Conflicts.  Except as set forth on Schedule 3.1(d), the execution, delivery and performance of the Transaction Documents by the Company and the Subsidiaries and the consummation by them of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of clause (i) or (ii) above, as could not, reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.

(e)          Filings, Consents and Approvals.  Neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization, permit or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than the filing by the Company with the Commission of the Registration Statement, the filing by the Company of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, the filing of the Certificate of Designations, the filing of the Amended Certificate, the obtaining by the Company of shareholder approval of the Proposal as contemplated by Section 4.21 and state and applicable Blue Sky filings, and the consents, waivers, authorizations, permits, orders, notices, filings or registrations set forth on Schedule 3.1(e) (collectively, the “Required Approvals”).

(f)          Issuance of the Securities.  The Preferred Shares and the Warrants, and the maximum number of Underlying Shares available for issuance pursuant to the Company’s Articles of Incorporation (provided that shares of Common Stock shall not be considered available for issuance if they are (i) issued and outstanding as of the Closing Date, (ii) issuable pursuant to the Preferred Stock Exchange Agreement, (iii) issuable upon exercise of the Noble Warrant, (iv) issuable upon the conversion of any Options or Convertible Securities outstanding as of the Closing Date and set forth on Schedule 3.1(g) (other than those that shall be deemed repaid as of the Closing pursuant to Section 4.9) or (v) reserved for issuance pursuant to any agreements, stock option plans, restricted stock agreements, incentive stock plans or employee benefit plans as in effect on the Closing Date and set forth on Schedule 3.1(g) (other than those that shall be deemed repaid as of the Closing pursuant to Section 4.9)) (the “Available Underlying Shares”), shall be duly authorized as of the Closing and all Underlying Shares shall be duly authorized as of the Amendment Date.  As of the Closing, the Preferred Shares and the Warrants shall be, and Underlying Shares when so issued in accordance with the terms of the applicable Transaction Documents will be, validly issued, fully paid and nonassessable and free of preemptive or similar rights.  As of the Closing, the Preferred Shares and the Warrants have been, and the Underlying Shares when so issued in accordance with the terms of the applicable Transaction Documents will be, issued in compliance with applicable securities laws, rules and regulations.  The issuance and sale of the Securities contemplated hereby does not conflict with or violate any rules or regulations of the Trading Market.  As of the Closing, the Company shall have reserved from its duly authorized capital stock the Available Underlying Shares, and, as of the Amendment Date, shall have reserved from its duly authorized capital stock the maximum number of shares of Common Stock to be issued as Underlying Shares.  As of the Closing, all of the Available Underlying Shares shall be eligible to vote (either by meeting or written consent) to approve the Proposal.  As of the Closing, the aggregate maximum number of votes in respect of all securities (including, securities on an as-converted basis) that shall be eligible to approve the Proposal is 50,000,000.

(g)          Capitalization.  The number of shares and type of all authorized, issued and outstanding capital stock of the Company and each Subsidiary is as specified on Schedule 3.1(g).  Immediately following the Closing, there shall be no preferred stock of the Company or any Subsidiary issued or outstanding, other than the Preferred Stock.  No securities of the Company or any Subsidiary are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as a result of the purchase and sale of the Securities and except as disclosed in Schedule 3.1(g), there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.  The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities, or to take any other action punitive to the Company or any Subsidiary.  Schedule 3.1(g) contains a list of all stock option plans, stock purchase plans and management grants, in each case as reflected as of the Closing Date, true and complete copies of which have been delivered to the Purchasers.  Except as disclosed on Schedule 3.1(g), there are no existing agreements, arrangements or commitments relating to any shares of Common Stock that require or permit any shares of Common Stock to be voted by or at the discretion of anyone other than the record owner.  Immediately following the Closing, the Company shall have no Indebtedness other than Permitted Indebtedness.

(h)          SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, applications and other documents, together with any amendments required to be made with respect thereto, required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the 12 months preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such materials) (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial (individually and in the aggregate), year-end audit adjustments and the absence of footnotes.

(i)          Taxes.  The Company and the Subsidiaries have prepared and filed all income tax returns and other material tax returns that are required to be filed, and have paid, or made provision in accordance with GAAP for the payment of, all taxes (including any interest or penalties thereon) that have or may have become due pursuant to said returns or pursuant to any assessments that have been received by the Company or the Subsidiaries.  All tax returns are true and correct in all material respects.  All taxes (including any interest or penalties thereon) shown to be due and payable by the Company or the Subsidiaries have been paid or will be paid prior to the time they become delinquent.  To the Company’s knowledge there is no liability for any tax to be imposed upon its or any of its Subsidiaries’ properties or assets as of the date of this Agreement for which adequate provision has not been made.  Except as set forth on Schedule 3.1(i), no material tax returns of the Company have been audited, and to the Company’s knowledge, no deficiency assessment or proposed adjustment of the Company’s or the Subsidiaries material taxes is pending.

(j)          Material Changes.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP (including, without limitation, the footnotes thereto) or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) except as set forth on Schedule 3.1(j), the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except as disclosed on Schedule 3.1(j).  The Company does not have pending before the Commission any request for confidential treatment of information.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws and regulations at the time this representation is made that has not been publicly disclosed at least one Trading Day prior to the date hereof.  Except as set forth in Schedule 3.1(j), neither the Company nor, to the Company’s knowledge, any Affiliate of the Company (including, without limitation, any pension plan, employee stock option plan or similar plan) has purchased or sold any securities of the Company within the 90 days preceding the date hereof.

(k)          Litigation.  Except as set forth in Schedule 3.1(k), there is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any Governmental Authority.  Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof (in his or her capacity as such), is or has been the subject of any Proceeding involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such).  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(l)          Labor Relations.  Except as set forth on Schedule 3.1(l), no material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or any Subsidiary.  Except as set forth in Schedule 3.1(l), no collective bargaining agreement is currently in force or is currently being negotiated by the Company, any Subsidiary or any other Person in respect of the business of the Company or any Subsidiary or any of the employees of the Company or any Subsidiary.  To the knowledge of the Company, there are no threatened or pending union organizing activities involving any of the employees of the Company or any Subsidiary.  There is no labor strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company or any Subsidiary.

(m)          Employee Benefit Plans.

(i)           Except as set forth in Schedule 3.1(m)(i), the Company and the Subsidiaries have no employment agreements, labor or collective bargaining agreements and there are no material employee benefit or compensation plans, agreements, arrangements or commitments (including “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or any other plans, policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) established, maintained, sponsored or contributed to (or with respect to any obligation that has been undertaken) by the Company, any Subsidiary or any entity that would be treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”) or Section 4001 of ERISA (an “ERISA Affiliate”) for any employee, officer, director, consultant or shareholder or their beneficiaries of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has liability, or makes or has an obligation to make contributions on behalf of any such employee, officer, director, consultant or shareholder or beneficiary (each a “Company Employee Plan” and collectively the “Company Employee Plans”).

(ii)           Except for medical reimbursement spending accounts under Code Section 125, each Company Employee Plan that is an employee welfare benefit plan as defined under Section 3(l) of ERISA is funded through an insurance company contract.  Except as set forth in Schedule 3.1(m)(ii), each Company Employee Plan by its terms and operation is in material compliance with all applicable laws and all required filings, if any, with respect to such Company Employee Plan have been timely made.  Neither the Company, any Subsidiary nor any ERISA Affiliate has at any time maintained, contributed to or been required to contribute to or has (or has had) any liability with respect to, any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including, without limitation, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA.  The Company’s various non-qualified deferred compensation plans satisfy the requirements of Section 201(2) of ERISA.  Except as set forth in Schedule 3.1(m)(ii), the events contemplated by this Agreement (either alone or together with any other event) will not (A) entitle any employees, director or shareholder of the Company or any Subsidiary (whether current, former or retired) or their beneficiaries to severance pay, or any other payment pursuant to such Person’s employment agreement with the Company, unemployment compensation, or other similar payments under any Company Employee Plan or law, (B) accelerate the time of payment or vesting or increase the amount of benefits due under any Company Employee Plan or compensation to any employees of the Company or any Subsidiary or (C) result in any payments (including any payment that could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code)) under any Company Employee Plan or applicable law becoming due to any employee, director or shareholder of the Company or any Subsidiary (whether current, former or retired) or their beneficiaries.  No amount payable under any Company Employee Plan would fail to be deductible under Code Section 162(m).  No severance payment or change of control payment or similar payment is currently payable to any executive officer or director of the Company, whether as a result of the transactions contemplated hereby or otherwise.

(iii)           With respect to each of the Company Employee Plans:  (1) each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter, opinion letter, advisory letter or notification letter, as applicable, from the Internal Revenue Service (the “IRS”) regarding its qualified status under the Code for all amendments required prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or, if reliance is permitted, relies on the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such plan, and nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any penalty or tax liability; (2) all payments required by the Company Employee Plans, any collective bargaining agreement or other agreement, or by applicable law (including, without limitation, all contributions, insurance premiums or intercompany charges) with respect to all periods through the date of the Closing Date shall have been made prior to the Closing Date (on a pro rata basis where such payments are otherwise discretionary at year end) or provided for by the Company as applicable, in accordance with the provisions of each of the Company Employee Plans, applicable law and GAAP; (3) no action has been instituted or commenced or, to the knowledge of the Company, has been threatened or is anticipated against any of the Company Employee Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, the Company, any Subsidiary or any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Company Employee Plans; and (4) no Company Employee Plan is or is expected to be under audit or investigation by the IRS, Department of Labor or any other governmental entity and no such completed audit, if any, has resulted in the imposition of any tax or penalty.

(n)          Compliance.  Except as set forth in Schedule 3.1(n), neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any Governmental Authority, or (iii) is or has been in violation of any statute, rule or regulation of any Governmental Authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety, employment and labor matters or other laws applicable to its business; except in each case as could reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.

(o)          Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permit.

(p)          Title to Assets.  Except as set forth on Schedule 3.1(p), the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material in any respect to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made of such property by the Company and the Subsidiaries.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance in all material respects.

(q)          Patents and Trademarks.  The Company and the Subsidiaries own or possess a valid and enforceable written license to use all Intellectual Property that is necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so own or possess could reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect.  To the Company’s knowledge, the operation of the business of the Company and the Subsidiaries does not, and no product or service in development or which is marketed or sold (or proposed to be marketed or sold) by the Company or any Subsidiary, violates or will violate any license or infringe any Intellectual Property rights of any other party.  Except as set forth in Schedule 3.1(q), other than with respect to commercially available software products which the Company or the Subsidiaries license under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to any Company Intellectual Property.  Except as set forth in Schedule 3.1(q), neither the Company nor any Subsidiary is obligated to make to any third party any payments related to the Company Intellectual Property.  Neither the Company nor any Subsidiary has agreed to indemnify any third party with respect to any Intellectual Property.  No third party has made a claim, to the Company’s knowledge, that the Company or any Subsidiary has violated or, by conducting their business, would violate any Intellectual Property rights of any other person or entity, and to the knowledge of the Company, no third party has misappropriated or infringed or is misappropriating or infringing the Company Intellectual Property.  Each employee has assigned to the Company or the Subsidiaries all Intellectual Property rights he or she owns that are related to the respective businesses of the Company and the Subsidiaries as now conducted or as now proposed to be conducted.  All of the Company Intellectual Property which are registered or have been filed for registration with any third party are in good standing and all of the fees and filings due with respect thereto have been duly made, and the Company has previously provided true and correct copies of all of the foregoing to Purchasers.  Schedule 3.1(q) lists all patents, patent applications, registered trademarks, trademark applications, registered service marks, service mark applications, registered copyrights and domain names included in the Company Intellectual Property.  No open source or public library software, including any version of any software licensed pursuant to any GNU or other public license, is, in whole or in part, embodied or incorporated in the Company Intellectual Property, and the Company is not otherwise bound by any terms thereof.  Neither the Company nor any of its Subsidiaries is or, as a result of the execution or delivery of this Agreement, or the performance of the Company’s obligations hereunder, will be in violation of any license, sublicense, agreement or instrument involving Company Intellectual Property to which the Company or any of its Subsidiaries is a party or otherwise bound (an “Intellectual Property Agreement”), nor will the execution or delivery of this Agreement, or the performance of the Company’s obligations hereunder, cause the diminution, license, transfer,  termination or forfeiture of the Company’s or any of its Subsidiaries’ rights in any Company Intellectual Property.  Each of the Company and the Subsidiaries has taken commercially reasonable measures to protect the proprietary nature of the Company Intellectual Property and to maintain in confidence all trade secrets and confidential information owned or used by the Company or any of its Subsidiaries and included in the Company Intellectual Property.  Except as set forth on Schedule 3.1(q), the source code and system documentation relating to any software programs included in or developed for inclusion in the Company’s or any of its Subsidiaries’ products (including all software programs embedded or incorporated in the Company’s or any of its Subsidiaries’ products) (i) have at all times been maintained in confidence, (ii) have been disclosed by the Company and its Subsidiaries only to employees or third parties who are bound by appropriate nondisclosure obligations, (iii) have not been licensed or sold to any third party, and (iv) are not the subject of any escrow or similar agreement or arrangement giving any third party rights in or to such source code and/or system documentation upon the occurrence of certain events, other than any such rights that (A) are not material, (B) do not impair the use by the Company or any Subsidiary of any of the Company Intellectual Property or (C) require the Company to make any payments to such third parties.

(r)          Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are reasonably prudent and customary in the businesses in which the Company and the Subsidiaries are engaged.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Company’s and such Subsidiaries’ respective lines of business.

(s)          Transactions With Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction or agreement (other than the Shareholder Agreement, the Preferred Stock Exchange Agreement and the Preferred Stock Redemption Agreement) with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(t)          Internal Accounting Controls.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(u)          Solvency.  The Company believes that, based on the financial condition of the Company immediately following the Closing Date, (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid.  Following the Closing Date, the Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its Indebtedness).

(v)          Certain Fees.  Except as set forth in Schedule 3.1(v), no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by a Purchaser pursuant to written agreements executed by such Purchaser which fees or commissions shall be the sole responsibility of such Purchaser) made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.  The Company shall indemnify and hold harmless the Purchasers, their employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney’s fees) and expenses suffered in respect of any such claimed or existing fees, as such fees and expenses are incurred.

(w)          Private Placement.  Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 3.2(b)-(e), (i) no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers under the Transaction Documents, and (ii) the issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Trading Market.

(x)          Listing and Maintenance Requirements.  The Company has not, in the two (2) years preceding the date hereof, received notice (written or oral) from any Eligible Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Eligible Market.  The Company is in compliance with all such listing and maintenance requirements.

(y)          Registration Rights.  Except as set forth in Schedule 3.1(y), other than the registration rights granted to each of the Purchasers pursuant to this Agreement, the Company has not granted or agreed to grant to any Person any rights (including “piggy back” registration rights) to have any securities of the Company registered with the Commission or any other Governmental Authority that have not been satisfied.

(z)          Application of Takeover Protections.  The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Certificate of Incorporation or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

(aa)          Disclosure.  All disclosure provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(bb)          Acknowledgment Regarding Purchasers’ Purchase of Securities.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Purchaser’s purchase of the Securities.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.  The Company further acknowledges that no Purchaser has made any promises or commitments other than as set forth in this Agreement, including any promises or commitments for any additional investment by any such Purchaser in the Company.

(cc)          Investment Company.  The Company is not, and is not an Affiliate of, an investment company within the meaning of the Investment Company Act of 1940, as amended.

(dd)          Sarbanes-Oxley Act.  The Company is in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 and all applicable rules and regulations promulgated by the Commission thereunder in effect as of the date of this Agreement.

(ee)         Material Contracts.

(i)           Assuming the due execution and delivery by the other parties thereto, each of the Material Contracts is as of the date hereof legal, valid and binding, and in full force and effect, and enforceable in accordance with its terms, subject to (A) laws of general application relating to bankruptcy, insolvency, and relief of debtors, and (B) rules of law governing specific performance, injunctive relief, or other equitable remedies.  Except as set forth in Schedule 3.1(ee), there is no material breach, violation or default by the Company or any of the Subsidiaries (or, to the Company’s knowledge, any other party) under any such Material Contract, and no event (including, without limitation, the transactions contemplated by the Transaction Documents) has occurred which, with notice or lapse of time or both, would (1) constitute a material breach, violation or default by the Company or any Subsidiary (or, to the Company’s knowledge, any other party) under any such Material Contract, or (2) give rise to any Lien (other than Permitted Liens) or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against the Company or any Subsidiary under any such Material Contract.  Except as set forth in Schedule 3.1(ee)(i), neither the Company nor any Subsidiary is and, to the Company’s knowledge, no other party to any such Material Contract is in arrears in respect of the performance or satisfaction of any material terms or conditions on its part to be performed or satisfied under any of such Material Contract, and neither the Company nor any Subsidiary has and, to the Company’s knowledge, no other party thereto has granted or been granted any material waiver or indulgence under any of such Material Contract or repudiated any provision thereof.

(ii)           The Company has provided or made available to the Purchasers complete copies of each of the Material Contracts, including all schedules, exhibits and attachments thereto.

(ff)          Suppliers and Customers.  Since January 1, 2006 none of the Company’s or any Subsidiaries’ suppliers, vendors, customers or lenders has:  (i) terminated or cancelled a Material Contract or business relationship involving an amount in excess of $250,000; (ii) threatened to terminate or, in any material respect, diminish a Material Contract or business relationship involving an amount in excess of $250,000; (iii) expressed dissatisfaction, in writing to the Company or any Subsidiary, with the performance of the Company or any Subsidiary with respect to a Material Contract or business relationship involving an amount in excess of $250,000; or (iv) demanded any termination or limitation of a Material Contract or business relationship involving an amount in excess of $250,000 with the Company or any Subsidiary.  The Company has provided to the Purchasers a list of the 10 largest suppliers and 10 largest customers of the Company and the Subsidiaries as of the date hereof, based on the dollar amount of sales for the period from January 1, 2006 through December 1, 2008.

(gg)        Environmental Matters.

(i)           The Company and the Subsidiaries comply and have at all times complied with all federal, state and local laws, judgments, decrees, orders, consent agreements, authorizations, permits, licenses, rules, regulations, common or decision law (including, without limitation, principles of negligence and strict liability) relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health or safety matters of humans and other living organisms, including the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Federal Clean Water Act, as amended, the Federal Clean Air Act, as amended, the Toxic Substances Control Act, or any state and local analogue (hereinafter “Environmental Laws”), except where the failure to comply could not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

(ii)           (A) The Company has no knowledge of any claim, and neither it nor any Subsidiary has received notice of a written complaint, order, directive, claim, request for information or citation, and to the Company’s knowledge no proceeding has been instituted raising a claim against the Company or any predecessor or any of their respective real properties, formerly owned, leased or operated or other assets indicating or alleging any damage to the environment or any liability or obligation under or violation of any Environmental Law and (B) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other directive of any Governmental Authority.

(iii)           (A) Neither the Company nor any Subsidiary has used and, to the Company’s knowledge, no other person has used any portion of any property currently used or formerly owned, operated or leased by the Company or any Subsidiary for the generation, handling, processing, treatment, storage or disposal of any hazardous materials except in accordance with applicable Environmental Laws; (B) neither the Company nor any Subsidiary owns or operates any underground tank or other underground storage receptacle for hazardous materials, any asbestos-containing materials or polychlorinated biphenyls, and, to the Company’s knowledge, no underground tank or other underground storage receptacle for hazardous materials, asbestos-containing materials or polychlorinated biphenyls is located in any portion of any property currently owned, operated or leased by the Company and (C) to the Company’s knowledge, the Company has not caused or suffered to occur any releases or threatened releases of hazardous materials on, at, in, under, above, to, from or about any property currently used or formerly owned, operated or leased by the Company or any Subsidiary.

(hh)          Export Controls.  None of the Company, any Subsidiary or, to the Company’s knowledge, the Company’s or a Subsidiary’s employees have violated any law pertaining to export controls, technology transfer or industrial security including, without limitation, the Export Administration Act, as amended, the International Emergency Economic Powers Act, as amended, the Arms Export Control Act, as amended, the National Industrial Security Program Operating Manual, as amended, or any regulation, order, license or other legal requirement issued pursuant to the foregoing (including, without limitation, the Export Administration Regulations and the International Traffic in Arms Regulations).  Neither the Company, any Subsidiary nor, to the Company’s knowledge, any employee of the Company or any Subsidiary is the subject of an action by a Governmental Authority that restricts such person’s ability to engage in export transactions.

(ii)          Foreign Corrupt Practices Act.  Neither the Company, any Subsidiary nor, to the Company’s knowledge, any employee of the Company or any Subsidiary has violated the United States Foreign Corrupt Practices Act, as amended, in any material respect.  To the Company’s knowledge, no shareholder, director, officer, employee or agent of the Company or of a Subsidiary has, directly or indirectly, made or agreed to make, any unlawful or illegal payment, gift or political contribution to, or taken any other unlawful or illegal action, for the benefit of any customer, supplier, governmental employee or other Person who is or may be in a position to assist or hinder the business of the Company or a Subsidiary.

(jj)          Government Contracts.

(i)           Schedule 3.1(jj)(i) accurately lists each Government Contract which is in effect as of the date of this Agreement and each Government Bid, and with respect to each, as applicable, lists: (A) the award date, (B) the customer, (C) the contract end date and option(s) and/or recompetition date(s), (D) the type of pricing, (E) associated teaming partners, and (F) whether such contract is based on the Company’s small business status, small disadvantaged business status, protégé status or other preferential status.

(ii)           (A) The Company and each Subsidiary has fully complied, in all material respects, with the terms and conditions of each Government Contract and Government Bid to which it is a party; (B) the Company and each Subsidiary has complied in all material respects with all requirements of any law pertaining to such Government Contract or Government Bid; (C) all representations and certifications made by the Company and each Subsidiary with respect to such Government Contract or Government Bid were accurate, current and complete in all material respects as of their effective date; (D) neither the Company nor any Subsidiary is in violation, or currently alleged to be in violation, in any material respect of the False Statements Act, the False Claims Act, the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement Act and the Administrative Services Act, in each case as amended, or any other federal requirement relating to the communication of false statements or submission of false claims to a Governmental Authority; and (E) no termination or default notice, cure notice or show cause notice has been issued to the Company or any Subsidiary and remains unresolved, and the Company has no knowledge of any plan or proposal of any entity to issue any such notice.

(iii)           Except as set forth on Schedule 3.1(jj)(iii), (A) To the Company’s knowledge, none of the Company’s or a Subsidiary’s employees, consultants or agents is (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of the Company or a Subsidiary; (B) to the Company’s knowledge, there is no pending audit or investigation of the Company or any of its officers, employees or representatives or a Subsidiary or any of its officers, employees or representatives nor within the last five years has there been any audit or investigation of the Company or any of its officers, employees or representatives or a Subsidiary or any of its officers, employees or representatives resulting in an adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid; and (C) during the last five years, neither the Company nor any Subsidiary has made any voluntary disclosure in writing to the Government or any other Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Governmental Contract or Government Bid that has led to any of the consequences set forth in clause (A) or (B) of the immediately preceding sentence or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

(iv)          Except as set forth on Schedule 3.1(jj)(iv), there are (A) no outstanding audits, investigations or written claims against the Company, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid, (B) to the Company’s knowledge, no outstanding disputes (i) between the Company or a Subsidiary, on the one hand, and the Government or any Governmental Authority, on the other hand, under the Contract Disputes Act or any other Federal statute, or (ii) between the Company or a Subsidiary, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any Government Contract or Government Bid, or (C) requests for contract price adjustments, requests for equitable adjustment or claims of defective pricing, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Bid.

(v)           No termination for default or convenience, cure notice or show cause notice has been issued in writing by any Governmental Authority or by any prime contractor, subcontractor, vendor or other third party with respect to any Government Contract or Government Bid.

(vi)           None of the Government Contracts are subject to termination by a Governmental Authority as a result of the consummation of the transactions contemplated by the Transaction Documents.

(vii)        The facility security clearances held by the Company and all personnel security clearances held by any director, officer or employee of the Company are all of the facility and personnel security clearances necessary to conduct the business of the Company as currently conducted.

(kk)          No Suspension or Debarment.  Neither the Company nor any Subsidiary during the last five (5) years has been and, to the Company’s knowledge, none of their respective employees, consultants or agents during the last five years has been suspended or debarred from eligibility for award of contracts with any Governmental Authority or is or was the subject of a finding of non-responsibility or ineligibility for government contracting.  During the past five years, no government contracting suspension or debarment action has been threatened or commenced against the Company or a Subsidiary, or, to the Company’s knowledge, any of its officers or employees.  The Company does not have knowledge of a valid basis, nor specific circumstances that are or, with the passage of time, would likely become a basis for the Company’s or a Subsidiary’s suspension or debarment from award of contracts with any Government Authority.

(ll)          No Event of Default.  After giving effect to the transactions contemplated by this Agreement to occur at the Closing, no Event of Default (as defined in the Certificate of Designations) has occurred and is continuing.

(mm)      No Disagreements with Accountants and Lawyers.  There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers.

(nn)          Acknowledgement Regarding Purchasers’ Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company (i) that none of the Purchasers have been asked to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Purchaser, including short sales, and specifically including, without limitation, short sales or “derivative” transactions, before or after the Closing Date or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) that any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Stock, and (iv) that each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (a) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Underlying Shares deliverable with respect to Securities are being determined and (b) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(oo)          Manipulation of Price.  The Company has not, and to its knowledge no one acting on its or any of its officers’ or Affiliates’ behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities or (iii) except as set forth on Schedule 3.1(oo)(iii), paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

3.2           Representations and Warranties of the Purchasers.  Each Purchaser hereby, as to itself only and for no other Purchaser, represents and warrants to the Company as follows:

(a)          Organization; Authority.  Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, limited liability company or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution, delivery and performance by such Purchaser of the Transaction Documents to which it is a party have been duly authorized by all necessary corporate or, if such Purchaser is not a corporation, such partnership, limited liability company or other applicable like action, on the part of such Purchaser.  Each of the Transaction Documents to which such Purchaser is a party has been duly executed by such Purchaser and, when delivered by such Purchaser in accordance with terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms.

(b)          Investment Intent.  Such Purchaser is acquiring the Securities as principal for its own account for investment purposes and not with a view to distributing or reselling such Securities or any part thereof in violation of applicable securities laws, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws.  Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Securities for any period of time.  Such Purchaser understands that the Securities have not been registered under the Securities Act, and therefore the Securities may not be sold, assigned or transferred unless pursuant to (i) an effective registration statement under the Securities Act with respect thereto or (ii) an available exemption from the registration requirements of the Securities Act.

(c)          Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.  Such Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act.

(d)          Experience of such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)          General Solicitation.  Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f)          Purchase of Common Stock.  Other than pursuant to the transactions contemplated by this Agreement and the other Transaction Documents, no Purchaser has purchased any Common Stock on the open market or otherwise in the 12 months preceding the date of this Agreement.

(g)          Access to Data.  Such Purchaser has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management and to review the Company’s facilities.  The foregoing, however, does not limit or modify the representations and warranties made by the Company in this Agreement or any other provision in this Agreement or the right of the Purchasers to rely thereon.

(h)          Manipulation of Price.  During the 12-month period immediately preceding the Closing Date, such Purchaser has not, and to its knowledge no one acting on its or any of its officers’ or Affiliates’ behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

The Company acknowledges and agrees that each Purchaser does not make and has not made any representations or warranties with respect to the transactions contemplated hereby or by any other Transaction Document other than those specifically set forth in this Section 3.2.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1           Transfer Restrictions.

(a)          The Securities may only be disposed of pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws.  In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of Securities by a Purchaser to an Affiliate of such Purchaser, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.  As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement (and any other applicable Transaction Document) and shall have the rights of a Purchaser under this Agreement.

(b)          The Purchasers agree to the imprinting on any certificate evidencing Securities, except as otherwise permitted by Section 4.1(c), of a restrictive legend in substantially the form as follows, together with any additional legend required by (i) any applicable state securities laws and (ii) any securities exchange upon which such Securities may be listed:

[NEITHER] THESE SECURITIES [NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE] HAVE [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.  NOTWITHSTANDING THE FOREGOING, THESE SECURITIES [AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

(c)          Certificates evidencing Securities shall not be required to contain the legend set forth in Section 4.1(b) (i) following any sale of such Securities pursuant to an effective Registration Statement covering the resale of such Securities under the Securities Act, (ii) following any sale of such Securities in compliance with Rule 144, (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission).  The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the Effective Date if required by the Company’s transfer agent to effect the removal of the legend hereunder.  Following the Effective Date or at such earlier time as a legend is no longer required for certain Securities, the Company will no later than three (3) Trading Days following the delivery by a Purchaser to the Company or the Company’s transfer agent of a legended certificate representing such Securities, deliver or cause to be delivered to such Purchaser a certificate representing such Securities that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in Section 4.1(b).  For so long as any Purchaser owns Securities, the Company will not effect or publicly announce its intention to effect any exchange, recapitalization or other transaction that effectively requires or rewards physical delivery of certificates evidencing the shares of Common Stock.

(d)          The Company acknowledges and agrees that a Purchaser may from time to time pledge or grant a security interest in some or all of the Securities in connection with a bona fide margin agreement secured by the Securities and, if required under the terms of such agreement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling shareholders thereunder.

4.2           Dilution.  The Company acknowledges that the issuance of the Securities (including the Underlying Shares) will result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions.  The Company further acknowledges that its obligations under the Transaction Documents, including without limitation its obligation to issue the Securities (including the Underlying Shares) pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim that the Company may have against any Purchaser.

4.3           Furnishing of Information.  As long as any Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.  Upon the request of any Purchaser, the Company shall deliver to such Purchaser a written certification of a duly authorized officer as to whether it has complied with the preceding sentence.  As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for the Purchasers to sell the Securities under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

4.4           Integration.  The Company shall not, and shall use its reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

4.5           Reservation and Listing of Securities.

(a)          The Company shall maintain a reserve from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents, prior to the Amendment Date, the Available Underlying Shares, and as of the Amendment Date, in such amount as may be required to fulfill its obligations in full under the Transaction Documents.

(b)          The Company shall, as applicable (i) prepare and timely file with each Trading Market an additional shares listing application covering all of the shares of Common Stock issued or issuable under the Transaction Documents, (ii) use reasonable best efforts to cause such shares of Common Stock to be approved for listing on each Trading Market as soon as practicable thereafter, (iii) provide to the Purchasers evidence of such listing, and (iv) use reasonable best efforts to maintain the listing of such Common Stock on each such Trading Market or another Eligible Market.

(c)          In the case of a breach by the Company of Section 4.5(a), in addition to the other remedies available to the Purchasers, the Purchasers shall have the right to require the Company to either: (i) use its reasonable best efforts to obtain the required shareholder approval necessary to permit the issuance of such shares of Common Stock as soon as is possible, but in any event not later than the 60th day after such notice, or (ii) within five (5) Trading Days after delivery of a written notice, pay cash to such Purchaser, as liquidated damages and not as a penalty, in an amount equal to the number of shares of Common Stock not issuable by the Company times 115% of the average Closing Price over the five (5) Trading Days immediately prior to the date of such notice or, if greater, the five (5) Trading Days immediately prior to the date of payment (the “Cash Amount”).  If the exercising or converting Purchaser elects the first option under the preceding sentence and the Company fails to obtain the required shareholder approval on or prior to the 60th day after such notice, then within three (3) Trading Days after such 60th day, the Company shall pay the Cash Amount to such Purchaser, as liquidated damages and not as a penalty or as an exclusive remedy hereunder.

4.6           Subsequent Placements.

(a)          Without the prior consent of Hale Capital, from the date hereof and for so long as (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company will not, directly or indirectly, effect any Subsequent Placement, other than Permitted Issuances.

(b)          If, from the date hereof and for so long as (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company is permitted to effect any Subsequent Placement, the Company will not effect such Subsequent Placement (including, with respect to clause (II) hereof, any Permitted Issuance) unless the Company shall have (I) first received the consent of Hale Capital in accordance with Section 4.6(a), and (II) shall have complied with all other provisions of this Section 4.6:

(i)           The Company shall deliver to each Purchaser a written notice (the “Offer”) of any proposed or intended issuance or sale or exchange of the securities being offered (the “Offered Securities”) in any Subsequent Placement, which Offer shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the Persons or entities to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with each Purchaser (A) a pro rata portion of the Offered Securities based on such Purchaser’s pro rata portion of the Preferred Shares then outstanding (the “Basic Amount”), and (B) with respect to each Purchaser that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Purchasers as such Purchaser shall indicate it will purchase or acquire should the other Purchasers subscribe for less than their Basic Amounts (the “Undersubscription Amount”).

(ii)           To accept an Offer, in whole or in part, a Purchaser must deliver a written notice to the Company prior to the end of the ten Trading Day period after the Offer, setting forth the portion of the Purchaser’s Basic Amount that such Purchaser elects to purchase and, if such Purchaser shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Purchaser elects to purchase (in either case, the “Notice of Acceptance”).  If the Basic Amounts subscribed for by all Purchasers are less than the total of all of the Basic Amounts, then each Purchaser who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), each Purchaser who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Purchaser bears to the total Basic Amounts of all Purchasers that have subscribed for Undersubscription Amounts, subject to rounding by the Company’s Board of Directors to the extent it deems reasonably necessary.

(iii)           The Company shall have 35 Trading Days from the expiration of the period set forth in Section 4.6(b)(ii) above to issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Purchasers (the “Refused Securities”), but only to the offerees described in the Offer and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer.

(iv)           In the event the Company shall propose to sell less than all of the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4.6(b)(iii) above), then each Purchaser may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that the Purchaser elected to purchase pursuant to Section 4.6(b)(ii) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Purchasers pursuant to Section 4.6(b)(ii) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities.  In the event that any Purchaser so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Purchasers in accordance with Section 4.6(b)(i) above.

(v)           Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Purchasers shall acquire from the Company, and the Company shall issue to the Purchasers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4.6(b)(iv) above if the Purchasers have so elected, upon the terms and conditions specified in the Offer.  The purchase by the Purchasers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Purchasers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Company the Purchasers and their respective counsel.

(vi)           Any Offered Securities not acquired by the Purchasers or other Persons in accordance with Section 4.6(b)(iii) above may not be issued, sold or exchanged until they are again offered to the Purchasers under the procedures specified in this Agreement.

(c)          If at any time while (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company proposes to directly or indirectly effect a Subsequent Placement (including any Permitted Issuance), then the Company shall offer to, upon the consummation of such Subsequent Placement, repurchase an amount of the Preferred Shares held by the Purchasers, any Warrants held by the Purchasers and any Common Stock held by the Purchasers, in each case in such maximum amounts with respect to each Purchaser as elected by such Purchaser, for an aggregate price (as determined below) equal to the lesser of (i) the aggregate amount of the Subsequent Placement; provided that with respect to any Permitted Issuance, such amount shall be limited to twenty-five percent (25%) of the aggregate amount thereof, and (ii) the aggregate amount required to repurchase all of the Preferred Shares, all of the Warrants and all Common Stock elected to be repurchased by the Purchasers, as applicable, pursuant to this Section 4.6(c).  All Preferred Shares repurchased under this Section 4.6(c) shall be repurchased at a price equal to one hundred twenty-five percent (125%) of the then current Stated Value (as defined in the Certificate of Designations) of the Preferred Shares purchased plus one hundred percent (100%) of all accrued but unpaid cash dividends thereon as of the date of repurchase; provided that any Preferred Shares repurchased with the proceeds of a Permitted Issuance shall be repurchased at a price equal to one hundred percent (100%) of the then current Stated Value of the Preferred Shares plus one hundred percent (100%) of all accrued but unpaid cash dividends thereon as of the date of repurchase.  All Warrants repurchased under this Section 4.6(c) shall be repurchased at a price per Warrant equal to such Warrant’s Repurchase Price (as defined in the applicable Warrant) in respect of the portion of such Warrant being repurchased.  All Common Stock repurchased under this Section 4.6(c) shall be repurchased at a price equal to one hundred twenty-five percent (125%) of the greater of (X) the applicable Exercise Price(s) (as defined in the applicable Warrant) paid for such shares of Common Stock, and (Y) the then current fair market value of such shares of Common Stock; provided that any Common Stock repurchased with the proceeds of a Permitted Issuance shall be repurchased at a price equal to one hundred percent (100%) of the greater of clauses (X) and (Y) in this sentence.

(d)          The restrictions contained in this Section 4.6 shall not apply to issuances of Excluded Stock.

4.7           Exercise Procedures.  The form of Exercise Notice included in the Warrants sets forth the totality of the procedures required by the Purchasers in order to exercise the Warrants.  No other information or instructions shall be necessary to enable the Purchasers to exercise the Warrants.  The Company shall honor exercises of the Warrants, and, prior to the Amendment Date, shall deliver all Available Underlying Shares, and, as of the Amendment Date, all Underlying Shares, in each case in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.8           Securities Laws Disclosure; Publicity.  Within two (2) Business Days following the Closing Date, the Company shall issue a press release reasonably acceptable to the Purchasers disclosing the transactions contemplated hereby.  Within two (2) Business Days of the Closing Date, the Company shall file a Current Report on Form 8-K with the Commission (the “8-K Filing”) describing the material terms of the transactions contemplated by the Transaction Documents and including as exhibits to such Current Report on Form 8-K this Agreement and the forms of the Certificate of Designations and the Warrants, in the form required by the Exchange Act.  Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable law with respect to the transactions contemplated hereby and provide copies thereof to the Purchasers promptly after filing.  The Company shall, at least two (2) Trading Days prior to the filing or dissemination of any disclosure required by this paragraph, provide a copy thereof to the Purchasers for their review.  The Company and the Purchasers shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency or Trading Market with respect to the transactions contemplated hereby, and neither party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement, filing or other communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market (other than the Registration Statement, the 8-K Filing and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act, the Proxy Materials to be filed pursuant to Section 4.21 and any application to list additional shares filed with the Trading Market), without the prior written consent of such Purchaser, except to the extent such disclosure (but not any disclosure as to the controlling Persons thereof) is required by law, Trading Market regulations or the Commission, in which case the Company shall provide the Purchasers with prior notice of such disclosure.  If at any time the Purchasers do not have a designee or observer on the Company’s Board of Directors and any Purchaser has notified the Company that it does not wish to receive any material nonpublic information, the Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents not to, provide any such Purchaser with any material nonpublic information regarding the Company or any of its Subsidiaries without the express written consent of such Purchaser.  In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Purchaser shall have the right to require the Company to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material nonpublic information.  No Purchaser shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  In addition, if at any other time, a Purchaser so requests, the Company will confirm to such Purchaser in writing that the Company does not believe that such Purchaser, or any employee, officer, director, agent or representative of such Purchaser, has been provided any material non-public information relating to the Company by the Company or any Subsidiary, or any of their respective employees, officers, directors, agents or representatives.  In the event that the Company is unable to make such confirmation, or any Purchaser otherwise requests, the Company will make public disclosure of any information in the possession of such Purchaser which the Company or such Purchaser believes might constitute material non-public information relating to the Company.  No Purchaser shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  Subject to the foregoing, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Purchaser shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).  Each press release disseminated by the Company during the 12 months prior to the Closing Date did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.9           Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities hereunder to repay certain existing Indebtedness of the Company set forth on Schedule 4.9 (which shall be repaid by the Company as promptly as practicable after the Closing and which shall then be deemed paid for purposes of this Agreement as of the Closing) and for general working capital purposes.

4.10           Covenants.

(a)          At any time while (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company shall:

(i)           (A) other than pursuant to Section 4.19, do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and its rights and franchises; (B) continue to conduct its business substantially as now conducted or as otherwise currently contemplated and permitted under this Agreement; and (C) at all times maintain, preserve and protect in all material respects all of its assets and properties used or useful in the conduct of its business, and keep the same in good repair, working order and condition in all material respects (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices;

(ii)           keep adequate books and records with respect to its business activities in which proper entries, reflecting all bona fide financial transactions, are made in accordance with GAAP;

(iii)           at all times maintain, as of the last Trading Day of each fiscal quarter ending after the date hereof (A) an amount of Cash of not less than 80% of the amount of Cash projected for such fiscal quarter as set forth on Schedule 4.10(a), and (B) an amount of Net Cash of not less than 80% of the amount of Cash projected for such fiscal quarter as set forth on Schedule 4.10(a).  For purposes hereof, “Cash” shall mean all cash and cash equivalents, as shown on the consolidated balance sheet of the Company prepared in accordance with GAAP and included in the then most recent SEC Report, and “Net Cash” shall mean Cash minus Indebtedness (including without limitation Permitted Indebtedness).

(iv)           at all times maintain, at all times during each fiscal quarter ending after the date hereof, gross revenues, determined in accordance with GAAP, of not less than 80% of the amount of gross revenues projected for such fiscal quarter set forth on Schedule 4.10(a);

(v)           at all times maintain, as of the last Trading Day of each fiscal quarter ending after the date hereof, EBITDA, determined in accordance with GAAP, of not less than 80% of the amount of EBITDA projected for such fiscal quarter as set forth on Schedule 4.10(a); and

(vi)           at all times maintain, as of the last Trading Day of each fiscal quarter, Working Capital of not less than the amount of Working Capital projected for such fiscal quarter as set forth on Schedule 4.10(a).

(b)          Notwithstanding anything to the contrary, as long as (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company shall not, directly or indirectly, and including in each case with respect to any Subsidiary (as applicable), without the affirmative vote of Hale Capital:

(i)           by operation of law or otherwise, (A) form or acquire any Subsidiary, (B) amend or restate the Company’s Articles of Incorporation or other organizational or charter documents (including the Certificate of Designations) or convert into any other organizational form, other than pursuant to Section 4.19, (C) liquidate, dissolve or wind up the Company, other than pursuant to Section 4.19, or (D) other than pursuant to Section 4.19, merge with, consolidate with, acquire all or substantially all of the assets or capital stock of, or otherwise combine with or acquire or be acquired by, or sell all or substantially all of the assets or capital stock to, any Person or any operating division of any Person;

(ii)           other than pursuant to Section 4.19, sell, dispose of, license or transfer, directly or indirectly, any capital stock or any assets or property (including without limitation any payment of cash, capital stock and/or other consideration in connection with any settlement by or judgment against the Company or any Subsidiary) with a value, individually or in the aggregate (including all such sales, dispositions, licenses or transfers), equal to or greater than $100,000, or that are otherwise material to the Company or its business;

(iii)           undergo any Fundamental Transaction, other than pursuant to clauses (i), (ii) or (vi) of the definition thereof if and only if the Company does not solicit, participate (other than as required by applicable law), consent to, enter into or fail to reasonably resist or prevent any action contemplated by the applicable clause;

(iv)           (A) authorize the creation or issuance or issue of any capital stock other than Permitted Issuances or issuances of Excluded Stock in accordance with the definitions thereof and subject to the conditions of this Agreement or pursuant to Sections 4.6, 4.19 or 4.21 subject to the conditions contained therein, (B) reclassify any capital stock, or (C) directly or indirectly, redeem, purchase or otherwise acquire any capital stock or set aside any monies for such a redemption, purchase or other acquisition of its capital stock; provided that the Company may (v) issue capital stock in respect of the Preferred Shares if specifically permitted pursuant to the Certificate of Designations and in all events in accordance with the terms thereof and of Section 4.6, (x) directly or indirectly, redeem, purchase or otherwise acquire Securities if specifically permitted pursuant to the Certificate of Designations or Section 4.6 and in all events in accordance with the terms of the Certificate of Designations and of Section 4.6, or if allowed pursuant to Section 4.22 of this Agreement and in all events in accordance with the terms thereof, (y) repurchase the capital stock of former employees, officers, directors or consultants pursuant to any plan, agreement or arrangement described in Schedule 3.1(g) in accordance with its terms on the date hereof, or (z) comply with any cashless exercise rights of the Warrants;

(v)           set aside, declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares or other interests in the Company, other than distributions (v) in respect of the Preferred Shares if specifically permitted pursuant to the Certificate of Designations and in all events in accordance with the terms thereof and of Section 4.6, (w) to directly or indirectly, redeem, purchase or otherwise acquire Securities if specifically permitted pursuant to the Certificate of Designations or Section 4.6 and in all events in accordance with the terms of the Certificate of Designations and of Section 4.6, or if allowed pursuant to Section 4.22 of this Agreement and in all events in accordance with the terms thereof, (x) of Common Stock upon the conversion of any Convertible Securities or Options outstanding as of the date hereof and set forth in Schedule 3.1(g), pursuant to the terms of such Convertible Securities or Options, as applicable, as of the date hereof, (y) of Common Stock as a dividend on the Common Stock distributed pro rata to the holders thereof, and (z) of assets to repurchase the capital stock of former employees, officers, directors or consultants pursuant to any plan, agreement or arrangement described in Schedule 3.1(g) in accordance with its terms on the date hereof;

(vi)           accelerate any payments which are not currently due under any maintenance, license or any other agreement or contract with any customer or supplier, other than in the ordinary course of business and consistent with past practice between the Company and the applicable customer or supplier;

(vii)           create, incur, assume or suffer to exist any Indebtedness of any kind, other than (A) pursuant to the Senior Facility, and (B) trade payables incurred in the ordinary course of business consistent with past practice, in the case of clause (A) in no event to exceed $4,500,000 at all times after the Closing (clauses (A) and (B) collectively, “Permitted Indebtedness”);

(viii)         create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than: (A) Liens incurred by the Company, pursuant to Permitted Indebtedness; (B) carriers’, warehousemen’s, materialmen’s and mechanics’ Liens arising by operation of law or that are not material in amount and Liens arising from taxes, assessments, charges or claims that are not yet due or that remain payable without penalty; (C) Liens on real property that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company; (D) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, and mechanic’s Liens, carrier’s Liens and other Liens to secure the performance of tenders, statutory obligations, contract bids, government contracts, performance and return of money bonds and other similar obligations, incurred in the ordinary course of business, whether pursuant to statutory requirements, common law or contractual arrangements; (E) Liens upon any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment incurred solely for the purpose of financing the acquisition of such equipment, so long as such Lien extends only to the equipment financed, and any accessions, replacements, substitutions and proceeds (including insurance proceeds) thereof or thereto; and (F) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods (clauses (A) through (F) collectively, “Permitted Liens”);

(ix)           make directly or indirectly any payment in respect or on account of any Indebtedness, other than Permitted Indebtedness;

(x)           notwithstanding anything to the contrary contained in this Agreement (A) seek to amend or modify, or request any waiver of, any provision of the Senior Facility, or (B) request to draw any funds under the Senior Facility such that the aggregate amount owed by the Company under the Senior Facility at any given time would be in excess of $4,500,000;

(xi)           approve or adopt stock option plan or similar employee incentive plan other than any plan described in Schedule 3.1(g) or as approved by the Company’s Board of Directors, in all cases in an aggregate amount not to exceed three percent (3%) of the outstanding Common Stock on a fully-diluted basis in any 12-month period and other than the Management Pool;

(xii)           increase or decrease, or authorize the increase or decrease, of the number of members of the Company’s Board of Directors or any committee thereof, other than pursuant to Section 9(c) of the Certificate of Designations;

(xiii)          (A) appoint, hire, suspend or terminate the employment, or (B) materially modify the compensation (including with respect to salary, bonus, incentives or severance), other than in the case of this clause (B) pursuant to employment arrangements existing as of the date of this Agreement and set forth on Schedule 3.1(m)(i), of any executive officer; or

(xiv)         enter into any agreement to do any of the foregoing or cause or permit any Subsidiary of the Corporation directly or indirectly to take any actions described in clauses (i) through (xiii) above.

4.11           Repurchase of Securities.  Each of the parties hereto agrees that all repurchases of Securities by the Company pursuant to Section 4.6 hereof will be paid, with respect to the Preferred Shares, pro rata to the holders thereof based upon the number of Preferred Shares being purchased from each of such holders and, with respect to the Warrants, pro rata to the holders thereof based upon the number of Underlying Shares subject to the Warrants being repurchased from each of such holders, and with respect to Common Stock, pro rata to the holders thereof based upon the number of shares of Common Stock being repurchased from each of such holders.

4.12           No Impairment.  At all times after the date hereof, the Company will not take or permit any action, or cause or permit any Subsidiary to take or permit any action that impairs or adversely affects the rights of the Purchasers under any Transaction Document.

4.13           [Intentionally Omitted.]

4.14           Indemnification.  If any Purchaser or any of its Affiliates or any officer, director, partner, controlling person, employee or agent of a Purchaser or any of its Affiliates (a “Related Person”) becomes involved in any capacity in any Proceeding brought by or against any Person in connection with or as a result of the transactions contemplated by the Transaction Documents, the Company will indemnify and hold harmless such Purchaser or Related Person for its reasonable legal and other expenses (including the reasonable costs of any investigation, preparation and travel) and for any Losses incurred in connection therewith, as such expenses or Losses are incurred, excluding only Losses that result directly from such Purchaser’s or Related Person’s gross negligence or willful misconduct.  In addition, the Company shall indemnify and hold harmless each Purchaser and Related Person from and against any and all Losses, as incurred, arising out of or relating to any misrepresentation or breach by the Company or any Subsidiary of any of the representations, warranties or covenants made by the Company or any Subsidiary in this Agreement or any other Transaction Document, or any allegation by a third party that, if true, would constitute such a breach or misrepresentation.  The conduct of any Proceedings for which indemnification is available under this paragraph shall be governed by Section 6.6(c) below.  The indemnification obligations of the Company under this paragraph shall be in addition to any liability that the Company or any Subsidiary may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Purchasers and any such Related Persons.  If the Company or any Subsidiary breaches its obligations under any Transaction Document, then, in addition to any other liabilities the Company may have under any Transaction Document or applicable law, the Company shall pay or reimburse the Purchasers on demand for all costs of collection and enforcement (including reasonable attorneys fees and expenses).  Without limiting the generality of the foregoing, the Company specifically agrees to reimburse the Purchasers on demand for all costs of enforcing the indemnification obligations in this paragraph.

4.15           Shareholders Rights Plan.  No claim will be made or enforced by the Company or any other Person that any Purchaser is an “Acquiring Person” or any similar term under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.16           Delivery of Certificates.  In addition to any other rights available to a Purchaser, if the Company fails to deliver or cause to be delivered to such Purchaser a certificate representing Common Stock on the date on which delivery of such certificate is required by any Transaction Document, and if after such date such Purchaser purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Purchaser of the shares that the Purchaser anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three Trading Days after such Purchaser’s request and in such Purchaser’s discretion, either (i) pay cash to such Purchaser in an amount equal to such Purchaser’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such Purchaser a certificate or certificates representing such Common Stock and pay cash to such Purchaser in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate.

4.17           Access.  In addition to any other rights provided by law or set forth herein, from and after the date of this Agreement and for so long as any Preferred Shares remain outstanding, the Company shall, and shall cause each of the Subsidiaries, to give each Purchaser and its representatives, at the request of the Purchasers, access during reasonable business hours to (a) all properties, assets, books, contracts, commitments, reports and records relating to the Company and the Subsidiaries, and (b) the management, accountants, lenders, customers and suppliers of the Company and the Subsidiaries; provided, however, that the Company shall not be required to provide such Purchaser access to any information or Persons if the Company reasonably determines that access to such information or Persons (x) would adversely affect the attorney-client privilege between the Company and its counsel and cannot be provided to the Purchasers in a manner that would avoid the adverse affect on the attorney-client privilege between the Company and its counsel, (y) would result in the disclosure of trade secrets, material nonpublic information or other confidential or proprietary information and cannot be provided to the Purchasers in a manner that would avoid the disclosure of trade secrets, material nonpublic information or other confidential or proprietary information, or (z) would violate the requirements of any Governmental Authority, applicable law or regulation with respect to the confidentiality of information or security clearances and cannot be provided to the Purchasers in a manner that would not violate any such requirements, law or regulation; provided further that the Company shall be required to provide such Purchaser with access to the information contemplated in clause (y) if the Purchaser signs a customary confidentiality agreement with the Company with respect to such information.

4.18           Amendments to Transaction Documents.  So long as (x) an aggregate of not less than fifteen percent (15%) of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the Purchasers, in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the Company shall not, and shall not permit any of its Subsidiaries to, enter into or become or remain subject to any agreement or instrument, except for the Transaction Documents, that would prohibit or require the consent of any Person to any amendment, modification or supplement to any of the Transaction Documents.

4.19           Amended Certificate.  Promptly after attaining approval of the Proposal in accordance with Section 4.21, but in no event later than two (2) Business Days thereafter (the “Amendment Date”), the Company shall file amended and restated articles of incorporation and/or such other applicable merger, organizational or charter documents (the “Amended Certificate”), in a form reasonably satisfactory to Purchasers, which shall provide for among other things (i) an increase in the number of shares of Common Stock so as to allow for the full issuance of the Underlying Shares, (ii) reincorporation of the Company under the laws of the State of Delaware or Nevada, (as determined in the discretion of Hale Capital), (iii) the approval of certain rights granted to the holders of the Preferred Shares pursuant to Section 8(a) of the Certificate of Designations, and (iv) the amendment of Section 9(b)(ii) of the Certificate of Designations so that the text of such section is identical to the text set forth in Section 4.10(b)(ii) of this Agreement.

4.20           Stock Split.  Promptly after attaining approval of the Proposal in accordance with Section 4.21, the Company shall cause a reverse stock split of the Common Stock on terms reasonably acceptable to the Purchasers, subject only to the shareholder approval required by the Amended Certificate, as may be amended from time to time, the by-laws or any other applicable state laws.

4.21           Shareholder Approval.

(a)          The Company shall seek, and use its reasonable best efforts to obtain as soon as possible, but in no event later than 105 days following the date hereof, or 195 days in the event the Proxy Materials shall be reviewed by the Commission (the “Shareholder Approval Date”), shareholder approval of the Amended Certificate, including with respect to the issuance of the Underlying Shares, the reincorporation of the Company and the approval of certain rights of the holders of Preferred Shares, pursuant to Section 4.19, in accordance with the organizational documents of the Company and all applicable laws (the “Proposal”).

(b)          As soon as practicable following the date of this Agreement, but in no event later than 60 days following the date of this Agreement, the Company shall prepare and file with the Commission preliminary Proxy Materials in connection with the special meeting of the shareholders of the Company (the “Meeting”) seeking approval of the Proposal.  The Company shall use its reasonable best efforts to cause such preliminary Proxy Materials to reach the “no further comment” stage as soon as possible (the “Clearance Date”) and to hold the Meeting as soon as possible following the Clearance Date and in no event later than 60 days following the Clearance Date.

(c)          The Company’s Board of Directors shall recommend approval of the Proposal by the Company’s shareholders, provided that such recommendation shall not as a result of events occurring after the date hereof, in the sole determination of the Company’s Board of Directors, constitute a breach of a directors’ fiduciary duties to the Company or its shareholders.  The Company shall provide the Purchasers an opportunity to review and comment on the Proxy Materials by providing copies of such Proxy Materials and any revised version thereof to the Purchasers at least three (3) days prior to its filing with the Commission.  The Company shall provide the Purchasers excerpts of all correspondence from or to the Commission or its staff concerning the Proposal promptly after the same is sent or received by the Company and summaries of any comments of the Commission’s staff concerning the Proposal which the Company receives orally promptly after receiving such oral comments.  The Company shall (i) furnish to the Purchasers and their legal counsel a copy of the definitive Proxy Materials and any amendments or supplements thereto promptly after the same are first mailed to shareholders or filed with the Commission, (ii) inform the Purchasers of the progress of solicitation of proxies for the Meeting, and (iii) inform the Purchasers of any adjournment of the Meeting and report the result of the vote of shareholders of the Company on the proposal at the conclusion of the Meeting.

(d)          If for any reason the Proposal is not approved at the Meeting, the Company shall take such additional actions as are necessary to hold an additional special meeting of its shareholders to consider the Proposal and in conjunction therewith shall hire a nationally recognized proxy solicitation firm, selected by Hale Capital which is reasonably acceptable to the Company, to assist the Company in obtaining the necessary shareholder votes to approve the Proposal.

(e)          The Company shall bear all costs and expenses of the preparation, mailing and filing of the Proxy Materials.

4.22           Certain Rights of the Company.  If at any time a Purchaser and/or any transferee(s) of that Purchaser realizes cash proceeds with respect to the Preferred Shares, Warrants and Common Stock received upon exercise of the Warrants (for purposes of clarity, including pursuant to any dividends, redemptions or other payments made thereto in respect of the Preferred Shares) held by that Purchaser and/or any such transferee(s), in the aggregate equal to or in excess of (x) the Aggregate Purchase Price paid by that Purchaser as set forth on Schedule A, plus (y) two hundred percent (200%) of such Aggregate Purchase Price, then the Company shall have the option to repurchase all outstanding Preferred Shares held by that Purchaser and/or any such transferee(s) for no additional consideration by the Company.  Each Purchaser shall be required to provide the Company and, if applicable, such transferee(s), with written notice of the occurrence of the foregoing with respect to such Purchaser within five (5) Business Days of such occurrence and the Company shall have the option to exercise the foregoing right by providing written notice to such Purchaser and/or, if applicable, such transferee(s) within 30 days of its receipt of such Purchaser’s written notice; provided that the Company may provide notice to such Purchaser and/or, if applicable, such transferee(s) once such Purchaser and/or, if applicable, such transferee(s) have realized cash proceeds as set forth in clauses (x) and (y) above.

ARTICLE V.
CONDITIONS

5.1           Conditions Precedent to the Obligations of the Purchasers.  The obligation of each Purchaser to acquire Securities at the Closing is subject to the satisfaction or waiver by such Purchaser, at or before the Closing, of each of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of the Company and each other Purchaser contained herein shall be true and correct in all material respects (except to the extent such representations and warranties are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Closing as though made on and as of such time;

(b)          Performance.  The Company and each other Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(c)          No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(d)          Adverse Changes.  Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or reasonably could be expected to have or result in, individually or in the aggregate, a Material Adverse Effect;

(e)          No Suspensions of Trading in Common Stock; Listing.  Trading in the Common Stock shall not have been suspended by the Commission or any Trading Market (except for any suspensions of trading of not more than one Trading Day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Stock shall have been at all times since such date listed for trading on an Eligible Market;

(f)          Due Diligence.  The Purchasers shall have satisfactorily completed their due diligence in their sole discretion;

(g)          Legal Opinions.  The Purchasers shall have received the opinion of Company’s legal counsel, in the form attached hereto as Exhibit G, with such changes as may be approved by the Purchasers;

(h)          Secretary of State Certificates.  The Purchasers shall have received Certificates, as of a recent date, of the Secretary of State of the States of Wyoming, Nevada and Maryland and each other jurisdiction where a Subsidiary is organized showing the Company and each Subsidiary (other than the Non-Active Subsidiary), as applicable, to be validly existing in their respective jurisdictions of organization and in good standing;

(i)          Officer’s Certificates of Company and the Subsidiaries.  The Purchasers shall have received a certificate signed by an authorized officer of each of the Company and the Subsidiaries (other than the Non-Active Subsidiary) dated as of the Closing Date certifying that (i) attached thereto are true and complete copies of all organizational documents thereof, together with any and all amendments thereto, and that the same are in full force and effect, and (ii) with respect to the Company, attached thereto are true and complete copies of resolutions adopted by the Company’s Board of Directors, authorizing the execution, delivery and performance by the Company of the Transaction Documents to which it is a party, and that the same are in full force and effect;

(j)          Closing Certifications of the Company.  The Purchasers shall have received a certificate signed by an authorized officer of the Company certifying that, as of the Closing Date, (i) each of the conditions set forth in this Section 5.1 has been satisfied (except to the extent waived in writing by the Purchasers) and (ii) no Event of Default (as defined in the Certificate of Designations), or event which, with the giving of notice or the passing of time, would constitute an Event of Default, exists as of such date;

(k)          Preferred Stock Exchange Agreement.  The Preferred Stock Exchange Agreement attached as Exhibit E hereto, duly executed by the Company and each of the Persons holding Series A Preferred Stock of the Company listed on the signature pages thereto and delivered to the Purchasers on the date of this Agreement, shall remain in full force and effect, and the consummation of the exchange of the Series A Preferred Stock by such Persons contemplated thereby shall occur at the Closing;

(l)          Preferred Stock Redemption Agreement.  The Preferred Stock Redemption Agreement attached as Exhibit F hereto, duly executed by the Company and each of the Persons holding Series A Preferred Stock of the Company listed on the signature pages thereto and delivered to the Purchasers on the date of this Agreement, shall remain in full force and effect, and the consummation of the redemption of the Series A Preferred Stock by such Persons contemplated thereby shall occur immediately following the Closing;

(m)          Shareholder Agreement.  The Shareholder Agreement attached as Exhibit I hereto, duly executed by the Company and each of the Persons listed on Schedule I attached thereto and delivered to the Purchasers on the date of this Agreement, shall remain in full force and effect;

(n)          Other Documents.  All other Transaction Documents, opinions, certificates and other instruments and all proceedings in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Purchasers.  The Purchasers shall have received copies of all other documents, opinions, certificates and instruments required to be delivered at the Closing pursuant to Section 2.2(a) hereof and all other documents, opinions, certificates and instruments reasonably requested thereby, with respect to the transactions contemplated by this Agreement and the other Transaction Documents in form and substance satisfactory to the Purchasers;

(o)          Financial Tests.  The Company shall have achieved the financial tests set forth on Schedule 4.10(a); and

(p)          Financial Plan.  The Company and Hale Capital shall have agreed upon a two (2)-year financial plan for the Company.

5.2           Conditions Precedent to the Obligations of the Company.  The obligation of the Company to sell Securities at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of the Purchasers contained herein shall be true and correct in all material respects (except to the extent such representations and warranties are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Closing as though made on and as of such date;

(b)          Performance.  The Purchasers shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Purchasers at or prior to the Closing;

(c)          No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents; and

(d)          Other Documents.  The Company shall have received copies of all other documents, opinions, certificates and instruments required to be delivered at the Closing pursuant to Section 2.2(b) hereof and all other documents, opinions, certificates and instruments reasonably requested thereby, with respect to the transactions contemplated by this Agreement and the other Transaction Documents in form and substance satisfactory to the Company.

ARTICLE VI.
REGISTRATION RIGHTS

6.1           Demand Registration.

(a)          If at any time the Company shall receive a Registration Request, then the Company shall, within 10 days of the receipt thereof, give written notice of such request to all holders of Registrable Securities and, subject to the limitations of Section 6.1(b), shall use its reasonable best efforts to prepare and file a Registration Statement under the Securities Act with respect to all Registrable Securities which the applicable holders thereof request to be registered within 10 days of the mailing of such notice by the Company, in accordance with Section 6.3 (as expeditiously as practicable) in any event not later than the Filing Date, and use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event not later than the Required Effectiveness Date.

(b)          If the applicable holders thereof intend to distribute the Registrable Securities covered by their request by means of an underwriting (whether it is on a firm commitment or best efforts (i.e., registered direct) basis), they shall so advise the Company as a part of their request made pursuant to this Section 6.1 and the Company shall include such information in the written notice referred to in Section 6.1(a).  In such event, the right of any such holder to include such holder’s Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the holders participating in the underwriting and such holder) to the extent provided herein.  A majority in interest of the holders of Registrable Securities participating in the underwriting, in consultation with the Company, shall select the managing underwriter or underwriters in such underwriting.  All holders proposing to distribute Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting by a majority in interest of such holders; provided, however, that no holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such holder’s ownership of shares and authority to enter into the underwriting agreement and to such holder’s intended method of distribution, and the liability of such holder shall be limited to an amount equal to the net proceeds from the offering received by such holder.  Notwithstanding any other provision of this Section 6.1, if the underwriter advises a holder that marketing factors require a limitation of the number of shares to be underwritten, then the holder shall so advise the Company and the Company shall so advise all holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated as follows: (i) first, among the Purchasers that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such Purchasers, until such Purchasers have included in the underwriting all shares requested by such Purchasers to be included, (ii) then, among other holders of Registrable Securities that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such holders, until such holders have included in the underwriting all shares requested by such holders to be included, and (iii) thereafter, among all other holders of Common Stock, if any, that have the right and have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the amount of shares of Common Stock owned by such holders.  Without the consent of a majority in interest of the holders of Registrable Securities participating in a registration referred to in Section 6.1(a), no securities other than Registrable Securities shall be covered by such registration if the inclusion of such other securities would result in a reduction of the number of Registrable Securities covered by such registration or included in any underwriting or if, in the opinion of the managing underwriter, the inclusion of such other securities would adversely impact the marketing of such offering.  Notwithstanding anything contained herein, in the event the Commission or applicable federal securities laws and regulations prohibit the Company from including all Registrable Securities requested by the holders thereof to be registered in any Registration Statement, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities as is the maximum amount permitted by the Commission or such federal securities laws and regulations.

(c)          The Company shall be obligated to effect only four (4) registrations pursuant to Registration Requests under this Section 6.1 (an offering which is not consummated shall not be counted for this purpose).

6.2           Piggyback Registration.

(a)          If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the holders of Registrable Securities) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-8 (or similar or successor form) relating solely to the sale of securities to participants in a Company stock plan or to other compensatory arrangements to the extent includable on Form S-8 (or similar or successor form), or a registration on Form S-4 (or similar or successor form)), the Company shall, at such time, promptly give each holder of Registrable Securities written notice of such registration.  Upon the written request of any holder of Registrable Securities received by the Company within 10 Trading Days after mailing of such notice by the Company in accordance with this Agreement, the Company shall use its reasonable best efforts to cause to be filed a Registration Statement including the maximum amount of Registrable Securities that each such holder (collectively, the “Electing Holders”) has so requested to be registered and which is permitted to be registered by the Commission or applicable federal securities laws and regulations, and use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof.  If such registration involves an underwritten offering to the public, all Electing Holders must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company or other selling shareholders.  If, at any time after giving notice of the Company’s intention to register any securities pursuant to this Section 6.2 and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company shall give written notice to all holders of Registrable Securities and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of holders of Registrable Securities under Section 6.1.  The Company shall have no obligation under this Section 6.2 to make any offering of its securities, or to complete an offering of its securities that it proposes to make.

(b)          If such registration involves an underwritten offering to the public, if the managing underwriter of the underwritten offering shall inform the Company by letter of the underwriter’s opinion that the number of Registrable Securities requested to be included in such registration would, in its opinion, materially adversely affect such offering, including the price at which such securities can be sold, and the Company has so advised the Electing Holders in writing, then the Company shall include in such registration, to the extent of the number that the Company is so advised can be sold in (or during the time of) such offering, (i) first, all securities proposed by the Company to be sold for its own account, then (ii) to the extent that the number of shares of Common Stock proposed to be sold by the Company or the other holders of Registrable Securities pursuant to Section 6.2(a) is less than the number of shares of Common Stock that the Company has been advised can be sold in such offering without having the material adverse effect referred to above, such Registrable Securities requested by Electing Holders who are Purchasers to be included in such registration, allocated pro rata among such Electing Holders as nearly as practicable to the respective amounts of Registrable Securities requested to be included in such registration, shall first be included (and in no event shall the amount of Registrable Securities of the selling Purchasers included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, then (iii) such other securities covered by other registration rights, allocated pro rata among the holders of such other rights in proportion, as nearly as practicable, to the respective amounts of such securities requested to be included in such registration.  All other shareholders of the Company shall be excluded from the proposed offering before any Electing Holder is required to reduce his, hers or its shares being offered under the registration statement.

6.3           Demand Registration Procedures.  In connection with the Company’s registration obligations hereunder with respect to a Registration Statement pursuant to Section 6.1, the Company shall:

(a)          Not less than three (3) Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall furnish to each holder of Registable Securities and its counsel copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such holders and their counsel.  The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which holders holding a majority of the Registrable Securities shall reasonably object.

(b)          (i) Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities until all of the Registrable Securities registered thereunder have been sold, and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible, to any comments received from the Commission with respect to any Registration Statement or any amendment thereto and as promptly as reasonably possible provide the holders of Registrable Securities and their counsel true and complete copies of all correspondence from and to the Commission relating to a Registration Statement, but, if any holder has not signed a confidentiality agreement with the Company, not any correspondence which would result in the disclosure to such holder of material nonpublic information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance with the intended methods of disposition by the holders thereof set forth in the applicable Registration Statement as so amended or in such Prospectus as so supplemented.

(c)          Notify the holders of Registrable Securities to be sold pursuant to any Registration Statement and their counsel as promptly as reasonably possible, and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day thereafter, of any of the following events:  (i) the Commission notifies the Company whether there will be a “review” of any Registration Statement; (ii) the Commission comments in writing on any Registration Statement (in which case the Company shall deliver to each holder of Registrable Securities a copy of such comments and of all written responses thereto, but, if any holder has not signed a confidentiality agreement with the Company, no information which the Company reasonably believes would constitute material nonpublic information concerning the Company ); (iii) any Registration Statement or any post-effective amendment is declared effective; (iv) the Commission or any other federal or state Governmental Authority requests any amendment or supplement to any Registration Statement or Prospectus or requests additional information related thereto; (v) the Commission issues any stop order suspending the effectiveness of any Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included or incorporated by reference in any Registration Statement become ineligible for inclusion or incorporation therein or any statement made in any Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)          Use its reasonable best efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of any Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as practicable.

(e)          Furnish to each holder of Registrable Securities and its counsel, without charge, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

(f)          Promptly deliver to each holder of Registrable Securities and its counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request.  The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g)          (i) In the time and manner required by each Trading Market, if applicable, prepare and file with such Trading Market an additional shares listing application covering all of the Registrable Securities; (ii) use its reasonable best efforts to cause such Registrable Securities to be approved for listing on each Trading Market, as applicable, as soon as reasonably practicable thereafter; (iii) provide to the Holder evidence of such listing; and (iv) use its reasonable best efforts to maintain the listing of such Registrable Securities on each such Trading Market or another Eligible Market.

(h)          Prior to any public offering of Registrable Securities pursuant to any Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the selling holders of Registrable Securities and their counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any such holder requests in writing, to keep each such registration or qualification (or exemption therefrom) effective until all of the Registrable Securities registered or qualified thereunder have been sold and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement.

(i)          Subject to Section 4.17, cooperate with the holders of Registrable Securities to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by this Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such holders may request.

(j)          Upon the occurrence of any event described in Section 6.3(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the affected Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(k)          Cooperate with any due diligence investigation undertaken by the holders of Registrable Securities in connection with the sale of Registrable Securities pursuant to a Registration Statement, including without limitation by making available any documents and information.

(l)          If holders of a majority of the Registrable Securities being offered pursuant to a Registration Statement select underwriters (whether on a firm commitment or best efforts basis) for the offering, the Company shall enter into and perform its obligations under an underwriting (or similar) agreement, in usual and customary form, including, without limitation, by providing customary legal opinions, comfort letters and indemnification and contribution obligations.

(m)          In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

(n)          Comply with all applicable rules and regulations of the Commission.

(o)          The Company shall not be required to deliver any document pursuant to any provision of this Section 6.3 to any holder of Registrable Securities that is not selling Registrable Securities under the applicable Registration Statement.

(p)          The Company shall not identify any holder of Registrable Securities as an underwriter in any public disclosure or filing with the Commission or any Trading Market without the prior written consent of such holder.  If the Company is required by law to identify any such holder as an underwriter in any public disclosure or filing with the Commission or any Trading Market, it must notify such holder in writing in advance and such holder shall have the option, in its sole discretion, to consent to such identification as an underwriter or to elect to have its Registrable Securities be removed from such Registration Statement.  If any holder of Registrable Securities does not make such election within five (5) Business Days of such holder’s receipt of such Notice, such holder shall be deemed to have elected to have its Registrable Securities be deemed to be removed from such Registration Statement.

6.4           Piggyback Registration Procedures.  In connection with the Company’s registration obligations hereunder with respect to a Registration Statement pursuant to Section 6.2, the Company shall:

(a)          Not less than three (3) Trading Days prior to the filing of each Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Electing Holders and their counsel copies of all such documents proposed to be filed, and (ii) cause the Company’s officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

(b)          (i) Cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (ii) as promptly as reasonably possible provide the Electing Holders and their counsel true and complete copies of all correspondence from and to the Commission relating to a Registration Statement; and (iii) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the offering.

(c)          Notify the Electing Holders and their counsel as promptly as reasonably possible, and (if requested by any such person) confirm such notice in writing no later than one (1) Trading Day thereafter, of any of the following events: (i) the Commission notifies the Company whether there will be a “review” of any Registration Statement; (ii) the Commission comments in writing on any Registration Statement (in which case the Company shall deliver to each Electing Holder a copy of such comments and of all written responses thereto); (iii) any Registration Statement or any post-effective amendment is declared effective; (iv) the Commission or any other Governmental Authority requests any amendment or supplement to a Registration Statement or related Prospectus or requests additional information related thereto; (v) the Commission issues any stop order suspending the effectiveness of any Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included in any Piggy-Back Registration Statement become ineligible for inclusion therein or any statement made in any Piggy-Back Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, related Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)          Furnish to each Electing Holder and its counsel, without charge at least one (1) conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, and all exhibits to the extent requested by such person (excluding those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

(e)          Promptly deliver to each Electing Holder and its counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) related to the Registration Statement and each amendment or supplement thereto as such persons may reasonably request.  The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Electing Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(f)          Cooperate with the Electing Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement which certificates shall be free, to the extent permitted by this Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Electing Holders may request.

(g)          Comply with all applicable rules and regulations of the Commission.

(h)          Upon the occurrence of any event described in Section 6.4(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to such a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither such Registration Statement nor its related Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.5           Registration Expenses.  The Company shall pay (or reimburse the holders of Registrable Securities for) all fees and expenses incident to the performance of or compliance with this Agreement by the Company, including without limitation (a) all registration and filing fees and expenses, including without limitation those related to filings with the Commission, any Trading Market and in connection with applicable state securities or Blue Sky laws, (b) printing expenses (including without limitation expenses of printing certificates for Registrable Securities and of printing prospectuses requested by the holders of Registrable Securities), (c) messenger, telephone and delivery expenses, (d) reasonable fees and disbursements of counsel for the Company and reasonable fees and disbursements of one (1) counsel for the holders of Registrable Securities, (e) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, and (f) all listing fees to be paid by the Company to the Trading Market.  Notwithstanding the foregoing, the Company shall not be obligated to pay any sales or brokerage commission incurred by the holders of Registrable Securities in connection with any sale of Registrable Securities.

6.6           Indemnification.

(a)          Indemnification by the Company.  The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Purchaser, holder of Registrable Securities, the officers, directors, partners, members, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Purchaser or holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding such Purchaser or holder of Registrable Securities furnished in writing to the Company by such Purchaser or holder of Registrable Securities expressly for use therein, or to the extent that such information relates to such Purchaser or holder of Registrable Securities or such Purchaser’s or holder of Registrable Securities’ proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Purchaser or holder of Registrable Securities expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Sections 6.3(c)(v)-(vii) or 6.4(c)(v)-(vii), the use by such Purchaser or holder of Registrable Securities of an outdated or defective Prospectus after the Company has notified such Purchaser or holder of Registrable Securities in writing that the Prospectus is outdated or defective and prior to the receipt by such Purchaser of the Advice contemplated in Section 6.7.  The Company shall notify the Purchasers and the holders of Registrable Securities promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

(b)          Indemnification by Purchasers.  Each Purchaser shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review) arising solely out of any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that (i) such untrue statement or omission is based solely upon information regarding such Purchaser furnished in writing to the Company by such Purchaser expressly for use in such Registration Statement or Prospectus, or to the extent that such information relates to such Purchaser or such Purchaser’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Purchaser expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Sections 6.3(c)(v)-(vii) or 6.4(c)(v)-(vii), the use by such Purchaser of an outdated or defective Prospectus after the Company has notified such Purchaser in writing that the Prospectus is outdated or defective and prior to the receipt by such Purchaser of the Advice contemplated in Section 6.7.  In no event shall the liability of any selling Purchaser hereunder be greater in amount than the dollar amount of the net proceeds received by such Purchaser upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)          Conduct of Indemnification Proceedings.  If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless:  (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (ii) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (iii) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party).  The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld.  No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within 10 Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d)          Contribution.  If a claim for indemnification under Section 6.5(a) or (b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations.  The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.  The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6.5(c), any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.  Notwithstanding the provisions of this Section 6.5(d), no Purchaser shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Purchaser from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

The indemnity and contribution agreements contained in this Section 6.5 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.7           Dispositions.  Each Purchaser agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.  Each Purchaser further agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 6.3(c)(v), (vi) or (vii) or 6.4(c)(v), (vi) or (vii), such Purchaser will discontinue disposition of such Registrable Securities under the Registration Statement until such Purchaser’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Sections 6.2(j) or 6.3(j), or until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

6.8           No Piggyback on Registrations.  Except as set forth on Schedule 6.8 or with the prior written consent of the holders of a majority of the Registrable Securities, neither the Company nor any of its security holders (other than the Purchasers in such capacity pursuant hereto) may include securities of the Company in the Registration Statement other than the Registrable Securities, and the Company shall not enter into any agreement providing for any such right to any of its security holders to be included in the Registration Statement for the Registrable Securities.

6.9           Default on Registration.  If: (a) any Registration Statement is not filed on or prior to its Filing Date (provided that if the Company files such Registration Statement without affording the Purchasers the opportunity to review and comment on the same as required by Sections 6.3 and 6.4, the Company shall not be deemed to have satisfied this clause (a)), or (b) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five (5) Trading Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be “reviewed,” or will not be subject to further review, or (c) the Company fails to respond to any comments made by the Commission within 10 Trading Days after the receipt of such comments, (except if such comments relate to the financial statements of the Company or other accounting related issues, in which case, such response period shall be extended for such period of time as may be required for the Company’s auditors to provide responses to such comments, provided that the Company is during such period continually using all commercially reasonable efforts to obtain such responses, and provided, further, that such period of time shall in no event exceed 20 Trading Days (an “Accounting Extension”)), or (d) a Registration Statement filed or required to be filed hereunder is not declared effective by the Commission by the Required Effectiveness Date, or (e) after a Registration Statement is filed with and declared effective by the Commission, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective without being succeeded within 10 Trading Days by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the Commission, or the Purchasers are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities for more than 15 consecutive calendar days or more than an aggregate of 30 calendar days during any 12-month period (which need not be consecutive calendar days), or (f) an amendment to a Registration Statement is not filed by the Company with the Commission within 10 Trading Days after the Commission’s having notified the Company that such amendment is required in order for such Registration Statement to be declared effective (except to the extent such period is exceeded pursuant to an Accounting Extension), or (g) the Common Stock is not listed or quoted, or is suspended from trading on an Eligible Market for a period of three (3) Trading Days (which need not be consecutive Trading Days), (any such failure or breach being referred to as an “Event,” and for purposes of clause (a) or (d) the date on which such Event occurs, or for purposes of clause (b) the date on which such five (5) Trading Day period is exceeded, or for purposes of clauses (c), (e) or (f) the date which such 10 Trading Day-period is exceeded, or for purposes of clause (g) the date on which such three (3) Trading Day period is exceeded, being referred to as “Event Date”), then:  (x) on each such Event Date the Company shall pay to each Purchaser an amount in cash, as partial liquidated damages and not as a penalty, equal to the lesser of (A) one percent (1%) of the purchase price paid with respect to the maximum amount of Registrable Securities that could under applicable federal securities laws and regulations be registered for resale by such Purchaser pursuant to this Agreement, and (B) one percent (1%) of the purchase price paid with respect to the total number of Registrable Securities requested to be registered by such Purchaser; and (y) on each monthly anniversary of each such Event Date thereof (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Purchaser an amount in cash, as partial liquidated damages and not as a penalty, equal to the lesser of (A) two percent (2%) of the purchase price paid with respect to the maximum amount of Registrable Securities that could under applicable federal securities laws and regulations be registered for resale by such Purchaser pursuant to this Agreement, and (B) two percent (2%) of the purchase price paid with respect to the total number of Registrable Securities requested to be registered by such Purchaser.  Such payments shall be in partial compensation to the Purchasers and shall not constitute the Purchaser’s exclusive remedy for such events.  If the Company fails to pay any liquidated damages pursuant to this Section 6.9 in full within five (5) Business Days after the date payable, the Company will pay interest thereon at the Default Rate to the Purchaser, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.  This Section 6.9 shall not apply to a delay to the extent caused by (i) the Purchasers or (ii) the Company’s independent auditors or the Commission, if such delay is outside the control of the Company and not related to any action or inaction on the part of the Company, the Subsidiaries or any of their respective officers or directors.  Notwithstanding the foregoing, to the extent that the Company is unable to satisfy any of its obligations pursuant to this Section 6.9 with respect to any portion of the Registrable Securities as a result of applicable securities laws, rules or regulations, the liquidated damages payable by the Company pursuant to this Section 6.9 shall be proportionately reduced in respect thereof.

ARTICLE VII.
MISCELLANEOUS

7.1           Termination.  This Agreement may be terminated by Hale Capital, by written notice to the other parties, if the Closing has not been consummated within five business days of the date hereof; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

7.2           Fees and Expenses.  At the Closing, the Company shall pay to the Purchasers in cash by wire transfer of immediately available funds (i) the legal and due diligence fees and expenses incurred by them in connection with the preparation and negotiation of the Transaction Documents, which is $270,000 as of the Closing; and (ii) the financing origination fees set forth on Schedule 7.2.  In lieu of the foregoing payments, the Purchasers may retain such amounts at the Closing.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of any Securities.

7.3           Entire Agreement.  The Transaction Documents, together with the Exhibits and Schedules thereto and the respective nondisclosure agreements between the Company and the Purchasers, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company will execute and deliver to the Purchasers such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.4           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement or any other Transaction Document shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Agreement later than 6:30 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, specifying next business day delivery or (iv) upon actual receipt by the party to whom such notice is required to be given if delivered by hand.  The address for such notices and communications shall be as follows:

If to the Company:	Paradigm Holdings, Inc. 9715 Key West Ave. 3rd Floor Rockville, MD 20850 Attn.: Peter B. LaMontagne Tel.: (301) 468-1200 Fax: (240) 235-4380

With a copy to:	K&L Gates Wachovia Financial Center, Suite 3900, 200 South Biscayne Boulevard Miami, Florida 33131-2399 Attn.: Clayton E. Parker Tel.: (305) 539-3306 Fax: (305) 358-7095

If to the Purchasers:	To the address set forth under such Purchaser’s name on the signature pages attached hereto.

With a copy to:	Proskauer Rose LLP 1585 Broadway New York, NY 10036 Attn.: Adam J. Kansler Tel.: (212) 969-3000 Fax: (212) 969-2900

or such other address as may be designated in writing hereafter, in the same manner, by such Person by two Trading Days’ prior notice to the other party in accordance with this Section 7.4.

7.5           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Hale Capital and the Company, or, in the case of a waiver, by Hale Capital.  Any waiver executed by Hale Capital shall be binding on the Company all Purchasers hereunder and all holders of Preferred Shares and/or Warrants, as applicable.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.  Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Purchasers under Article VI and that does not directly or indirectly affect the rights of other Purchasers may be given by Purchasers holding at least a majority of the Registrable Securities to which such waiver or consent relates.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered on identical terms to all of the parties to the Transaction Documents that are holders of Preferred Shares.

7.6           Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

7.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder, other than pursuant to the reincorporation as contemplated by Section 4.19, without the prior written consent of the Purchasers.  Any Purchaser may assign its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof and of the applicable Transaction Documents that apply to the “Purchasers.”  Notwithstanding anything to the contrary herein, Securities may be pledged to any Person in connection with a bona fide margin account or other loan or financing arrangement secured by such Securities.

7.8           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Related Person is an intended third party beneficiary of Section 4.14 and each Indemnified Party is an intended third party beneficiary of Section 6.4 and (in each case) may enforce the provisions of such Sections directly against the parties with obligations thereunder.

7.9           Governing Law; Venue; Waiver of Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York (except for matters governed by corporate law in the State of Wyoming), without regard to the principles of conflicts of law thereof.  each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan.  each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper.  each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  if either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorneys’ fees and other reasonable costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

7.10           Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery, exercise and/or conversion of the Securities, as applicable.

7.11           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

7.12           Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

7.13           Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

7.14           Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

7.15           Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree that, in any action for specific performance of any such obligation, it shall not assert or shall waive the defense that a remedy at law would be adequate.

7.16           Payment Set Aside.  To the extent that the Company makes a payment or payments to any Purchaser hereunder or any Purchaser enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company by a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

7.17           Usury.  To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by any Purchaser in order to enforce any right or remedy under any Transaction Document.  Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate.  It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate of interest applicable to the Transaction Documents from the effective date forward, unless such application is precluded by applicable law.  If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Purchaser with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Purchaser to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Purchaser’s election.

7.18           Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document.  The decision of each Purchaser to purchase Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or of the Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser (or any other person) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  The Company hereby confirms that it understands and agrees that the Purchasers are not acting as a “group” as that term is used in Section 13(d) of the Exchange Act.  Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no other Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment hereunder.  Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

7.19           Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in this Agreement to a number of shares or a price per share shall be amended to appropriately account for such event.

7.20            Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

7.21           Fundamental Transaction.  The Company and each Purchaser acknowledges and agrees that for purposes of the Certificate of Designations, notwithstanding any term of the Certificate of Designations to the contrary, no action taken for the purpose of changing the Company’s jurisdiction of incorporation pursuant to Section 4.19 of this Agreement or otherwise specifically contemplated pursuant to Section 4.19 or Section 4.20 of this Agreement for the purposes set forth therein shall constitute a Fundamental Transaction as such term is defined in the Certificate of Designations.

7.22           Settlements and Judgments.  The Company and each Purchaser acknowledges and agrees that for purposes of the Certificate of Designations, notwithstanding any term of the Certificate of Designations to the contrary, any breach of the covenant contained in Section 4.10(b)(ii) of this Agreement shall constitute a breach of Section 9(b)(ii) of the Certificate of Designations and shall constitute an Event of Default under Section 9(c)(iv) of the Certificate of Designations.

7.23           Construction.  The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto.

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SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PARADIGM HOLDINGS, INC.

By:	/s/Peter B. LaMontagne
Name: Peter B. LaMontagne
Title: President and Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES OF PURCHASERS FOLLOW.]

PURCHASERS:

HALE CAPITAL PARTNERS, LP

By:	/s/Martin Hale Jr.
Name: Martin Hale Jr.
Title: CEO

Address for Notice:
570 Lexington Ave, 49th Floor
New York, NY 10022

Facsimile No.:
Telephone No.: (212) 751-8800
Attn.: Martin Hale Jr.

PURCHASERS:

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing Member

By:	/s/Martin Hale Jr.
Name: Martin Hale Jr.
Title: CEO

Address for Notice:
570 Lexington Ave, 49th Floor
New York, NY 10022

Facsimile No.:
Telephone No.: (212) 751-8800
Attn.: Martin Hale Jr.

Schedule A

Name of Purchaser	Number of Preferred Shares	Number of Class A Warrant Shares	Number of Class B Warrant Shares	Percentage Interest	Aggregate Purchase Price

EREF PARA, LLC	3,075	39,442,154	34,219,531	49.5%	$3,075,000

Hale Capital Partners, LP	3,131	40,160,450	34,842,716	50.5%	$3,131,000

Total	6,206	79,602,604	69,062,248	100%	$6,206,000

Annex A

“Black-Scholes value” means the value of the applicable Warrant based on the Black and Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined on the applicable date and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Warrant as of the applicable date of determination, (ii) an expected volatility equal to the greater of 80% and the 100-day volatility obtained from the “HVT” function on Bloomberg as of the applicable date of determination, and (iii) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being in connection with the applicable triggering event.

Annex B

[See attached Term Sheet]

Exhibit 2

EXECUTION COPY

SIDE LETTER

Reference is made to that certain Preferred Stock Purchase Agreement dated as of February 27, 2009 among Paradigm Holdings, Inc. (the “Company”), Hale Capital Partners, LP (“HCP”) and the other Purchasers party thereto (the “Purchase Agreement”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement.

1.           Pursuant to the Certificate of Designations, at any time that (x) an aggregate of not less than fifteen percent (15%) of the Company’s Series A-1 Senior Preferred Stock (the “Preferred Shares”) purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of not less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, or (z) the original holders of the Preferred Shares and/or their transferee(s), in the aggregate, own not less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, the holders of a majority of the then outstanding Preferred Shares (the “Majority Holders”) shall have the exclusive right, voting separately as a class, to elect (A) two (2) directors to the Board of Directors of the Company (the “Board”), and (B) until the Amendment Date, two (2) observers, and, from and after the Amendment Date, one (1) observer, to the Board; provided that upon the election of the Majority Holders such observer(s) shall be automatically appointed to the Board as a director (such two (2) directors in accordance with clause (A) and, upon the Majority Holders’ election in accordance with clause (B), such one (1) or two (2) director(s), as applicable, collectively, the “Series A-1 Directors”).  If, at any time from and after the Amendment Date, the Majority Holders elect to convert the observer to a Series A-1 Director pursuant to clause (B) above and there are greater than four (4) directors on the Board at such time, the Majority Holders shall remove a director (other than a Series A-1 Director) from the Board such that after the conversion pursuant to clause (B) the Board shall consist of five (5) directors.  If the Majority Holders makes such election prior to the Amendment Date, the number of directors on the Board after such conversion shall be seven (7) until the Amendment Date, upon which the Majority Holders shall remove two (2) directors (including one (1) Series A-1 Director if there are four (4) Series A-1 Directors at such time, but otherwise, other than any Series A-1 Directors) such that the Board shall consist of five (5) directors.  Unless otherwise determined by HCP, it is hereby agreed that these rights of the Majority Holders under the Certificate of Designations shall be vested in and exercisable only by HCP.

2.           Pursuant to the Certificate of Designations, at any time that (x) an aggregate of fifteen percent (15%) or less of the Preferred Shares purchased on the Closing Date are outstanding, (y) Warrants to purchase an aggregate of less than twenty percent (20%) of the Underlying Shares issuable pursuant to all Warrants on the Closing Date are outstanding, and (z) the holders of the Preferred Shares and/or their transferee(s), in the aggregate, own less than fifteen percent (15%) of the Common Stock issuable upon exercise of all Warrants on the Closing Date, then the Majority Holders shall have the exclusive right, voting separately as a class, to elect (A) one (1) Series A-1 Director to the Board, and (B) one (1) observer to the Board.  Unless otherwise determined by HCP, it is hereby agreed that these rights of the Majority Holders under the Certificate of Designations shall be vested in and exercisable only by HCP.

3.           Any vacancy in the position of any Series A-1 Director may be filled only by the holders of the Series A-1 Preferred Stock.  Any Series A-1 Director may, during his or her term of office, be removed at any time, with or without cause, by and only by the Majority Holders.  Any vacancy created by such removal may also be filled by the Majority Holders.  Unless otherwise determined by HCP, it is hereby agreed that these rights of the Majority Holders under the Certificate of Designations shall be vested in and exercisable only by HCP.

4.           Subject to the fiduciary duties of the Board under applicable law, the Company will include the Series A-1 Directors as the Company’s nominees for election as directors at each annual or special meeting of stockholders or action by written consent of stockholders at which directors will be elected.

5.           The membership of all committees of the Board shall be reassigned, subject to HCP’s reasonable approval, upon the Closing.  Provided that the Series A-1 Directors meet the applicable membership requirements of the Commission and the Trading Market (if applicable), the Board shall elect the Series A-1 Directors to all committees of the Board requested by HCP.  The Company shall provide the same compensation and rights and benefits of indemnity to the Series A-1 Directors as are provided to other non-employee directors of the Company.  The Series A-1 Directors may resign from the Board at any time without notice.  In the event that any Series A-1 Director shall cease to serve as a director of the Company for any reason, at the discretion of HCP, the Board shall fill the vacancy resulting therefrom with another Series A-1 Director designated by HCP that is reasonably acceptable to the Board, it being understood, subject to the fiduciary duties of the Board under applicable law, that any senior professional of HCP or any of its Affiliates shall be acceptable to the Board .

6.  Prior to being converted into a Series A-1 Director, any observer appointed by HCP in accordance with clause (B) of Sections 1 or 2 above shall be allowed to attend all meetings of the Board in a non-voting capacity, and in connection with each such Board observer’s attendance, the Company shall give such Board observer copies of all notices, minutes, consents and other materials, financial or otherwise, which the Company provides to the Board prior to any such meeting.  HCP shall provide the Company with written notice identifying any individuals who shall exercise Board observation rights on behalf of HCP from time to time.  Effective upon execution and delivery of this letter agreement, HCP hereby initially appoints Alice Lee as a Board observer.  The Company agrees that if any of the Purchasers or the Board observer so requests, neither the Company nor any other person acting on its behalf will provide such Purchaser or its agents (including any Board observer) or counsel with any information that the Company believes constitutes material non-public information.

This Side Letter shall be governed by and construed in accordance with the laws of the State of New York and each of the parties hereto irrevocably consents to the exclusive jurisdiction of all courts, federal and state, located in the City of New York for the adjudication of any dispute arising hereunder.  This Side Letter may not be amended or waived except in writing, by a document executed by the Company and HCP.

This Side Letter may be executed in two (2) or more counterparts, together constituting one (1) agreement, and may be executed by facsimile, having the same force as if originally executed.

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IN WITNESS WHEREOF, each of the Purchasers has entered into this Side Letter as of February 27, 2009.

Hale Capital Partners, LP

By:	/s/Martin Hale Jr.
Name: Martin Hale Jr.
Title: CEO

EREF PARA, LLC

By:	Hale Fund Management, LLC
its Managing Member

By:	/s/Martin Hale Jr.
Name: Martin Hale Jr.
Title: CEO

Acknowledged and agreed by the Company:

Paradigm Holdings, Inc.

By:	/s/Peter B. LaMontagne
Name: Peter B. LaMontagne
Title: President and Chief Executive Officer

Date: February 27, 2009

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Exhibit 3

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.  NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

PARADIGM HOLDINGS, INC.

CLASS A WARRANT

Warrant No. [ ]	Dated: February 27, 2009

PARADIGM HOLDINGS, INC., a Wyoming corporation (the “Company”), hereby certifies that, for value received, [______] or its registered assigns (the “Holder”), is entitled to purchase from the Company up to a total of [_______] shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price equal to $0.0780 per share (as adjusted from time to time as provided in Section 4 and Section 9, the “Exercise Price”), at any time and from time to time from and after the date hereof and through and including the date that is seven (7) years from the date of issuance hereof, as may be extended pursuant to Section 4 (the “Expiration Date”), and subject to the following terms and conditions.  This Class A Warrant (this “Warrant”) is one of a series of similar warrants issued pursuant to that certain Preferred Stock Purchase Agreement, dated as of February 27, 2009 by and among the Company and the Purchasers identified therein (the “Purchase Agreement”).  All such warrants are referred to herein, collectively, as the “Warrants.”

1.            Definitions.  In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement or the Company’s Certificate of Designations of the Series A-1 Senior Preferred Stock (the “Certificate of Designations”), as applicable.

2.            Registration of Warrant.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.            Registration of Transfers.  This Warrant and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder hereof; provided, however, that the transferee shall agree in writing to be bound by the terms and subject to the conditions of this Warrant and the Purchase Agreement.  The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address specified herein.  Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder.  The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4.            Exercise and Duration of Warrants.

(a)           Subject to the limitations set forth in Section 12 hereof, this Warrant shall be exercisable, prior to the Amendment Date with respect to the Holder’s pro rata portion of all Available Underlying Shares (based on the proportion of Warrant Shares to the total Available Underlying Shares), and from and after the Amendment Date with respect to all Warrant Shares, by the registered Holder at any time and from time to time on or after the date hereof to and including the Expiration Date.  At 6:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value; provided that, if the average of the Closing Prices for the five (5) Trading Days immediately prior to (but not including) the Expiration Date exceeds the Exercise Price on the Expiration Date, then this Warrant shall be deemed to have been exercised in full (to the extent not previously exercised, and subject to the limitations set forth in Section 12 hereof) on a “cashless exercise” basis at 6:30 P.M. New York City time on the Expiration Date.

(b)           A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto (the “Exercise Notice”), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice and if a “cashless exercise” may occur at such time pursuant to Section 10 below), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.”  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.  The Holder shall deliver the original Warrant to the Company within 30 days after the full exercise of this Warrant; provided that the Holder’s failure to so deliver the original Warrant shall not affect the validity of such exercise or any of the Company’s obligations under this Warrant and the Company’s sole remedy for the Holder’s failure to deliver the original Warrant shall be to obtain an affidavit of lost warrant from the Holder.

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(c)           If upon the date that is seven (7) years from the original date of issuance of this Warrant, any portion of this Warrant remains unexercised, then the Company shall issue to the Holder a new Warrant to purchase Common Stock, in substantially the form of this Warrant, with a new Maturity Date of seven (7) years from the original Maturity Date and with a new Exercise Price equal to the Closing Price on the original Maturity Date and exercisable for the number of Warrant Shares equal to quotient of (A) the greater of the Black-Scholes value of the remaining unexercised portion of this Warrant (without regard to any limitations on the exercise hereof) (x) on the original date of issuance of this Warrant, and (y) on the original Maturity Date, in each case as determined in accordance with Annex A attached to the Purchase Agreement, divided by (B) the new Exercise Price as determined above.  Notwithstanding the foregoing, this Section 4(c) shall cease to apply in the event that prior to the original Maturity Date, the Company satisfies Section 4.22 of the Purchase Agreement.

5.            Delivery of Warrant Shares.

(a)           Subject to Sections 4(a) and 5(c) below and the limitations set forth in Section 12, upon exercise of this Warrant, the Company shall promptly (but in no event later than three (3) Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends unless a registration statement covering the resale of the Warrant Shares and naming the Holder as a selling stockholder thereunder is not then effective and the Warrant Shares are not freely transferable without volume restrictions pursuant to Rule 144 under the Securities Act.  The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.  The Company shall, upon request of the Holder, use its reasonable best efforts to deliver Warrant Shares hereunder electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions.

(b)           Subject to Sections 4(a) and 5(c) below and the limitations set forth in Section 12 hereof, this Warrant is exercisable, either in its entirety or, from time to time, for all or a portion of the number of Warrant Shares.  Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c)           In addition to any other rights available to a Holder, if the Company fails to deliver or cause to be delivered to the Holder a certificate representing Warrant Shares by the third (3rd)Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third (3rd)Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate.

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(d)           The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional (provided that prior to the Amendment Date, such obligations extend to the Holder’s pro rata portion of all Available Underlying Shares, and from and after the Amendment Date such obligations extend to all Warrant Shares), irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares (other than such limitations contemplated by this Warrant).  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

(e)           Each certificate for Warrant Shares shall bear a restrictive legend to the extent and as provided in the Purchase Agreement and any certificate issued at any time in exchange or substitution for any certificate bearing such legend shall also bear such legend, unless, in the opinion of counsel for the Holder thereof (which opinion shall be reasonably satisfactory to counsel for the Company), the securities represented thereby are not, at such time, required by law to bear such legend.

6.           Charges, Taxes and Expenses.  Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any withholding or other tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof.  The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7.           Replacement of Warrant.  If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

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8.            Reservation of Warrant Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, prior to the Amendment Date, a number of shares of Common Stock equal to the Holder’s pro rata portion of all Available Underlying Shares, and from and after the Amendment Date, a number of shares of Common Stock equal to all Warrant Shares, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9).  The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.  The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed.

9.            Certain Adjustments.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a)           Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)           Pro Rata Distributions.  If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Stock (and not to all Holders of Warrants in respect of their ownership thereof) (i) evidences of its Indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) cash or any other asset (in each case, “Distributed Property”), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price times a fraction of which the denominator shall be the average of the Closing Prices for the five (5) Trading Days immediately prior to (but not including) such record date and of which the numerator shall be such average less the then fair market value of the Distributed Property distributed in respect of one (1) outstanding share of Common Stock, as determined by the Company’s independent certified public accountants that regularly examine the financial statements of the Company (an “Appraiser”).  In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be a nationally recognized accounting firm), in which case such fair market value shall be deemed to equal the average of the values determined by each of the Appraiser and such appraiser.  As an alternative to the foregoing adjustment to the Exercise Price, at the request of the Holder delivered before the 90th day after such record date, the Company will deliver to such Holder, within five (5) Trading Days after such request (or, if later, on the effective date of such distribution), the Distributed Property that such Holder would have been entitled to receive in respect of the Warrant Shares for which this Warrant could have been exercised immediately prior to such record date.  If such Distributed Property is not delivered to a Holder pursuant to the preceding sentence, then upon expiration of or any exercise of the Warrant that occurs after such record date, such Holder shall remain entitled to receive, in addition to the Warrant Shares otherwise issuable upon such exercise (if applicable), such Distributed Property.

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(c)           Fundamental Transactions.  If, at any time while this Warrant is outstanding, any of the following occur in one or a series of related transactions: (i) an acquisition after the Closing Date by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1), other than any Purchaser, under the Exchange Act) of fifty percent (50%) or more of the voting rights or voting equity interests in the Corporation; (ii) Continuing Directors cease to constitute more than one-half (1/2) of the members of the Board, other than in accordance with Sections 8 or 9(c) of the Certificate of Designations and/or the Side Letter; (iii) a merger or consolidation of the Corporation or any Significant Subsidiary or a sale of all or substantially all of the assets of the Corporation or any Significant Subsidiary, unless immediately following such transaction or series of transactions, the holders of the Corporation’s securities immediately prior to the first such transaction continue to hold at least one-half (1/2) of the voting rights or voting equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other similar transaction involving the Corporation or any Significant Subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Corporation; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Corporation; (vi) any tender offer or exchange offer (whether by the Corporation or another Person, other than any Purchaser) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property and as a result of which the Persons who own Common Stock immediately prior to the launch of such tender offer or exchange offer do not own a majority of the outstanding equity interests of the Corporation, directly or indirectly, immediately after the consummation thereof; (vii) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Corporation of an agreement directly or indirectly providing for any of the foregoing events (in any such case, a “Fundamental Transaction”) (provided that no action taken for the purpose of changing the Corporation’s jurisdiction of incorporation pursuant to Section 4.19 of the Purchase Agreement or otherwise specifically contemplated by Section 4.19 or Section 4.20 of the Purchase Agreement for the purposes set forth therein shall constitute a Fundamental Transaction), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the “Alternate Consideration”).  The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  In the event of a Fundamental Transaction, the Company or the successor or purchasing Person, as the case may be, shall execute with the Holder a written agreement providing that:

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(x)           this Warrant shall thereafter entitle the Holder to purchase the Alternate Consideration in accordance with this Section 9(c),

(y)           in the case of any such successor or purchasing Person, upon such consolidation, merger, statutory exchange, combination, sale or conveyance such successor or purchasing Person shall be jointly and severally liable with the Company for the performance of all of the Company’s obligations under this Warrant and the Purchase Agreement, and

(z)           if registration or qualification is required under the Exchange Act or applicable state law for the public resale by the Holder of shares of stock and other securities so issuable upon exercise of this Warrant, such registration or qualification shall be completed prior to such reclassification, change, consolidation, merger, statutory exchange, combination or sale.

If, in the case of any Fundamental Transaction, the Alternate Consideration includes shares of stock, other securities, other property or assets of a Person other than the Company or any such successor or purchasing Person, as the case may be, in such Fundamental Transaction, then such written agreement shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing.  At the Holder’s request, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a New Warrant consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.  Without limiting the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the 90th day after such Fundamental Transaction, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five (5) Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the greater of (A) the Original Issuance Value (as defined below), and (B) the then current Black-Scholes value of the remaining unexercised portion of this Warrant on the date of such payment, without regard to any limitations on the exercise hereof and as determined in accordance with Annex A attached to the Purchase Agreement (such purchase price, the “Repurchase Price”).  For purposes of this Warrant, the “Original Issuance Value” means $6,206,000 multiplied by a fraction the denominator of which is the total number of shares of Common Stock issuable upon exercise of all outstanding Class A Warrants on the date hereof (without regard to any limitations on the exercise thereof) and the numerator of which is the total number of shares of Common Stock issuable upon exercise of this Warrant on the date of such payment (without regard to any limitations on the exercise hereof).  For purposes of clarity, in no event shall the Holder be entitled to receive both the Repurchase Price hereunder and the “Repurchase Price” pursuant to Section 6 of the Certificate of Designations in respect of this Warrant.  In addition to the foregoing, upon the occurrence of any Event of Default pursuant to the Certificate of Designations (whether or not such Event of Default is a Fundamental Transaction), each Holder may elect by written notice to the Corporation to require the Corporation to purchase this Warrant from the Holder for a purchase price, payable in cash within five (5) Trading Days after such request equal to the Repurchase Price.  Upon payment in full of the Repurchase Price pursuant to this paragraph, this Warrant shall be deemed repurchased by the Company and no longer exercisable.

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(d)          Subsequent Equity Sales.

(i)           If, at any time while this Warrant is outstanding, the Company or any Subsidiary issues additional shares of Common Stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of Common Stock or otherwise entitling any Person to acquire shares of Common Stock (collectively, “Common Stock Equivalents”) at an effective price to the Company (net of any rebates, discounts, fees, commissions or expenses, other than customary expenses) per share of Common Stock (the “Effective Price”) less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall be reduced to equal the Effective Price.  For purposes of this paragraph, in connection with any issuance of any Common Stock Equivalents, (A) the maximum number of shares of Common Stock potentially issuable at any time upon conversion, exercise or exchange of such Common Stock Equivalents (the “Deemed Number”) shall be deemed to be outstanding upon issuance of such Common Stock Equivalents, (B) the Effective Price applicable to such Common Stock shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Stock Equivalents and to convert, exercise or exchange them into Common Stock (net of any rebates, discounts, fees, commissions and expenses, other than customary expenses), divided by the Deemed Number, and (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Stock upon conversion, exercise or exchange of such Common Stock Equivalents.

(ii)           If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Stock Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Stock (a “Floating Price Security”), then for purposes of applying the preceding paragraph in connection with any subsequent exercise, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Stock on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

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(iii)           The Company shall not issue any Common Stock Equivalents at an Effective Price less than the Exercise Price (as adjusted hereunder to such date) unless prior to such issuance (A) the Holder has consented to such issuance in writing and (B) the Company shall have obtained all necessary shareholder and other approvals required for the Conversion Price under this Warrant to be reduced to such Effective Price.

(iv)           Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Stock or Common Stock Equivalents made pursuant to the definition of Excluded Stock.

(e)           Number of Warrant Shares.  Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section 9, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f)           Calculations.  All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(g)           Notice of Adjustments.  Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based.  Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s Transfer Agent.

(h)           Notice of Corporate Events.  If the Company  (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for a Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

10.           Payment of Exercise Price.  The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

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X = Y [(A-B)/A]
where:
X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the Current Market Price (as of the date of such calculation) of one share of Common Stock .

B = the Exercise Price (as adjusted to the date of such calculation).

For purposes of this Warrant, the “Current Market Price” of one share of the Company’s Common Stock as of a particular date shall be determined as follows: (a) if traded on a national securities exchange or through the Nasdaq Stock Market, the Current Market Price shall be deemed to be the arithmetic average of the VWAPs for the five (5) consecutive Trading Days immediately preceding the applicable date; (b) if traded over-the-counter but not on the Nasdaq Stock Market, the Current Market Price shall be deemed to be the average of the closing bid and asked prices as of five (5) Business Days immediately prior to the date of exercise indicated in the Notice of Exercise; and (c) if there is no active public market, the Current Market Price shall be the fair market value of the Common Stock as of the date of exercise, as determined by an independent appraiser selected in good faith by the Holder.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Purchase Agreement.

11.          [Intentionally Omitted.]

12.          Limitation on Exercise.  This Section 12, or any provision hereof, shall be effective after, and only after, the Holder has delivered written notice to the Company of its election that this Section 12, or any provision hereof, shall become effective with respect to such Holder:

(a)           Subject to Section 12(b), the number of shares of Common Stock that may be acquired by a Holder upon any exercise of Warrants (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Holder and its Affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with such Holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion) (the “Threshold Percentage”).  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

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(b)           Notwithstanding the provisions of Section 12(a), the Holder shall have the right at any time and from time to time, to waive the provisions of this Section insofar as they relate to the Threshold Percentage or to increase its Threshold Percentage (but not in excess of 9.999% (or such lower percentage if Section 16 of the Exchange Act or the rules promulgated thereunder (or any successor statute or rules) is changed to reduce the beneficial ownership percentage threshold thereunder to a percentage less than 9.999%)) by written instrument delivered to the Company, but (i) any such waiver or increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such waiver or increase or decrease will apply only to the Holder and not to any other holder of Warrants.

(c)           Notwithstanding anything to the contrary contained herein, if the Trading Market is the Nasdaq Small-Cap Market or any other market or exchange with similar applicable rules, then the maximum number of shares of Common Stock that the Company may issue pursuant to the Transaction Documents at an effective purchase price less than the Closing Price on the Trading Day immediately preceding the Closing Date equals 19.99% of the outstanding shares of Common Stock immediately preceding the Closing Date (the “Issuable Maximum”), unless the Company obtains stockholder approval.  If, at the time any Holder requests an exercise of any of the Warrants (or the Company is required or permitted to pay in shares of Common Stock any payment due under the Series A-1 Preferred Shares), the Actual Minimum would cause the Issuable Maximum to be exceeded (and if the Company has not previously obtained the required stockholder approval), then the Company shall issue to the Holder requesting such exercise and/or such conversion (and/or such payment of principal or interest) a number of shares of Common Stock not exceeding such Holder’s pro-rata portion of the Issuable Maximum (based on such Holder’s share (vis-à-vis other Holders) of the aggregate purchase price paid under the Purchase Agreement and taking into account any Warrant Shares previously issued to such Holder).  For the purposes hereof, “Actual Minimum” shall mean, as of any date, the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of all Warrants, without giving effect to (x) any limits on the number of shares of Common Stock that may be owned by a Holder at any one time, or (y) any additional Underlying Shares that could be issuable as a result of any future possible adjustments made under Section 9(d).

13.           Fractional Shares.  The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant.  If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share or right to purchase the nearest whole share, as the case may be.

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14.          Notices.  Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by a nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery.  The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two (2) Trading Days’ prior notice to the other party in accordance with this Section 14.

15.          Warrant Agent.  The Company shall serve as warrant agent under this Warrant.  Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent.  Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or stockholders services business shall be a successor warrant agent under this Warrant without any further act.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

16.          Extension of Expiration Date. At the option of the Holder, the Expiration Date may be extended for the number of Trading Days during any period occurring after the Required Effectiveness Date in which (i) trading in the Common Stock is suspended by any Trading Market, (ii) any Registration Statement is not effective when required pursuant to the Purchase Agreement, or (iii) the prospectus included in the Registration Statement may not be used by the Holders for the resale of Registrable Securities thereunder.

17.          Miscellaneous.

(a)           Subject to the restrictions on transfer set forth on the first page hereof and in Section 3, this Warrant may be assigned by the Holder.  This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Transaction, pursuant to Section 4.19 of the Purchase Agreement or with the prior written consent of the Holder.  This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.  This Warrant, together with the other Transaction Documents, constitutes the entire agreement of the parties with respect to the subject matter hereof.  This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.  The restrictions set forth in Section 12 hereof, upon becoming effective, may not be amended or waived.

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(b)           The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.  Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any Warrant Shares above the amount payable therefor on such exercise, (ii) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (iii) will not close its stockholder books or records in any manner which interferes with the timely exercise of this Warrant.

(c)           Governing Law; Venue; Waiver Of Jury Trial.  all questions concerning the construction, validity, enforcement and interpretation of this warrant shall be governed by and construed and enforced in accordance with the laws of the state of new york (except for matters governed by corporate law in the state of Wyoming).  each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the city of new york, borough of manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  the company hereby waives all rights to a trial by jury.

(d)           The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e)           In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned has caused this Class A Warrant to be duly executed by its authorized officer as of the date first indicated above.

PARADIGM HOLDINGS, INC.

By:
Name:
Title:

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To:  PARADIGM HOLDINGS, INC.

The undersigned is the Holder of Class A Warrant No. _______ (the “Warrant”) issued by PARADIGM HOLDINGS, INC., a Wyoming corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1.	The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

2.	The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

3.	The Holder intends that payment of the Exercise Price shall be made as (check one):

____        “Cash Exercise” under Section 10 of the Warrant

____        “Cashless Exercise” under Section 10 of the Warrant

4.	If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

5.	Pursuant to this exercise, the Company shall deliver to the Holder _______________ Warrant Shares in accordance with the terms of the Warrant.

6.	Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: ,	Name of Holder:

(Print)

By:
Name:
Title:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT

(To be completed and signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Class A Warrant to purchase ____________ shares of Common Stock of PARADIGM HOLDINGS, INC. to which the within Class A Warrant relates and appoints ________________ attorney to transfer said right on the books of PARADIGM HOLDINGS, INC. with full power of substitution in the premises.

Dated: ,

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

Exhibit 4

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.  NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

PARADIGM HOLDINGS, INC.

CLASS B WARRANT

Warrant No. [ ]	Dated: February 27, 2009

PARADIGM HOLDINGS, INC., a Wyoming corporation (the “Company”), hereby certifies that, for value received, [_____] or its registered assigns (the “Holder”), is entitled to purchase from the Company up to a total of [_____] shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price equal to $0.0858 per share (as adjusted from time to time as provided in Section 9, the “Exercise Price”), at any time and from time to time from and after the date hereof and through and including the date that is seven (7) years from the date of issuance hereof (the “Expiration Date”), and subject to the following terms and conditions.  This Class B Warrant (this “Warrant”) is one of a series of similar warrants issued pursuant to that certain Preferred Stock Purchase Agreement, dated as of February 27, 2009 by and among the Company and the Purchasers identified therein (the “Purchase Agreement”).  All such warrants are referred to herein, collectively, as the “Warrants.”

1.           Definitions.  In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement or the Company’s Certificate of Designations of the Series A-1 Senior Preferred Stock (the “Certificate of Designations”), as applicable.

2.           Registration of Warrant.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.           Registration of Transfers.  This Warrant and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder hereof; provided, however, that the transferee shall agree in writing to be bound by the terms and subject to the conditions of this Warrant and the Purchase Agreement.  The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address specified herein.  Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder.  The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4.           Exercise and Duration of Warrants.

(a)           Subject to the limitations set forth in Section 12 hereof, this Warrant shall be exercisable, prior to the Amendment Date with respect to the Holder’s pro rata portion of all Available Underlying Shares (based on the proportion of Warrant Shares to the total Available Underlying Shares), and from and after the Amendment Date with respect to all Warrant Shares, by the registered Holder at any time and from time to time on or after the date hereof to and including the Expiration Date.  At 6:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value; provided that, if the average of the Closing Prices for the five (5) Trading Days immediately prior to (but not including) the Expiration Date exceeds the Exercise Price on the Expiration Date, then this Warrant shall be deemed to have been exercised in full (to the extent not previously exercised, and subject to the limitations set forth in Section 12 hereof) on a “cashless exercise” basis at 6:30 P.M. New York City time on the Expiration Date.

(b)           A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto (the “Exercise Notice”), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a “cashless exercise” if so indicated in the Exercise Notice and if a “cashless exercise” may occur at such time pursuant to Section 10 below), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.”  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.  The Holder shall deliver the original Warrant to the Company within 30 days after the full exercise of this Warrant; provided that the Holder’s failure to so deliver the original Warrant shall not affect the validity of such exercise or any of the Company’s obligations under this Warrant and the Company’s sole remedy for the Holder’s failure to deliver the original Warrant shall be to obtain an affidavit of lost warrant from the Holder.

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5.           Delivery of Warrant Shares.

(a)           Subject to Sections 4(a) and 5(c) below and the limitations set forth in Section 12, upon exercise of this Warrant, the Company shall promptly (but in no event later than three (3) Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise, free of restrictive legends unless a registration statement covering the resale of the Warrant Shares and naming the Holder as a selling stockholder thereunder is not then effective and the Warrant Shares are not freely transferable without volume restrictions pursuant to Rule 144 under the Securities Act.  The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become holder of record of such Warrant Shares as of the Exercise Date.  The Company shall, upon request of the Holder, use its reasonable best efforts to deliver Warrant Shares hereunder electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions.

(b)           Subject to Sections 4(a) and 5(c) below and the limitations set forth in Section 12 hereof, this Warrant is exercisable, either in its entirety or, from time to time, for all or a portion of the number of Warrant Shares.  Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

(c)           In addition to any other rights available to a Holder, if the Company fails to deliver or cause to be delivered to the Holder a certificate representing Warrant Shares by the third (3rd)Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third (3rd)Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Price on the date of the event giving rise to the Company’s obligation to deliver such certificate.

(d)           The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms and subject to the conditions hereof are absolute and unconditional (provided that prior to the Amendment Date, such obligations extend to the Holder’s pro rata portion of all Available Underlying Shares, and from and after the Amendment Date such obligations extend to all Warrant Shares), irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares (other than such limitations contemplated by this Warrant).  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

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(e)           Each certificate for Warrant Shares shall bear a restrictive legend to the extent and as provided in the Purchase Agreement and any certificate issued at any time in exchange or substitution for any certificate bearing such legend shall also bear such legend, unless, in the opinion of counsel for the Holder thereof (which opinion shall be reasonably satisfactory to counsel for the Company), the securities represented thereby are not, at such time, required by law to bear such legend.

6.           Charges, Taxes and Expenses.  Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any withholding or other tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof.  The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7.           Replacement of Warrant.  If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested.  Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

8.           Reservation of Warrant Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, prior to the Amendment Date, a number of shares of Common Stock equal to the Holder’s pro rata portion of all Available Underlying Shares, and from and after the Amendment Date, a number of shares of Common Stock equal to all Warrant Shares, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9).  The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.  The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed.

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9.           Certain Adjustments.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a)           Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)           Pro Rata Distributions.  If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Stock (and not to all Holders of Warrants in respect of their ownership thereof) (i) evidences of its Indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) cash or any other asset (in each case, “Distributed Property”), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price times a fraction of which the denominator shall be the average of the Closing Prices for the five (5) Trading Days immediately prior to (but not including) such record date and of which the numerator shall be such average less the then fair market value of the Distributed Property distributed in respect of one (1) outstanding share of Common Stock, as determined by the Company’s independent certified public accountants that regularly examine the financial statements of the Company (an “Appraiser”).  In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be a nationally recognized accounting firm), in which case such fair market value shall be deemed to equal the average of the values determined by each of the Appraiser and such appraiser.  As an alternative to the foregoing adjustment to the Exercise Price, at the request of the Holder delivered before the 90th day after such record date, the Company will deliver to such Holder, within five (5) Trading Days after such request (or, if later, on the effective date of such distribution), the Distributed Property that such Holder would have been entitled to receive in respect of the Warrant Shares for which this Warrant could have been exercised immediately prior to such record date.  If such Distributed Property is not delivered to a Holder pursuant to the preceding sentence, then upon expiration of or any exercise of the Warrant that occurs after such record date, such Holder shall remain entitled to receive, in addition to the Warrant Shares otherwise issuable upon such exercise (if applicable), such Distributed Property.

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(c)           Fundamental Transactions.  If, at any time while this Warrant is outstanding, any of the following occur in one or a series of related transactions: (i) an acquisition after the Closing Date by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1), other than any Purchaser, under the Exchange Act) of fifty percent (50%) or more of the voting rights or voting equity interests in the Corporation; (ii) Continuing Directors cease to constitute more than one-half (1/2) of the members of the Board, other than in accordance with Sections 8 or 9(c) of the Certificate of Designations and/or the Side Letter; (iii) a merger or consolidation of the Corporation or any Significant Subsidiary or a sale of all or substantially all of the assets of the Corporation or any Significant Subsidiary, unless immediately following such transaction or series of transactions, the holders of the Corporation’s securities immediately prior to the first such transaction continue to hold at least one-half (1/2) of the voting rights or voting equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other similar transaction involving the Corporation or any Significant Subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Corporation; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Corporation; (vi) any tender offer or exchange offer (whether by the Corporation or another Person, other than any Purchaser) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property and as a result of which the Persons who own Common Stock immediately prior to the launch of such tender offer or exchange offer do not own a majority of the outstanding equity interests of the Corporation, directly or indirectly, immediately after the consummation thereof; (vii) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Corporation of an agreement directly or indirectly providing for any of the foregoing events (in any such case, a “Fundamental Transaction”) (provided that no action taken for the purpose of changing the Corporation’s jurisdiction of incorporation pursuant to Section 4.19 of the Purchase Agreement or otherwise specifically contemplated by Section 4.19 or Section 4.20 of the Purchase Agreement for the purposes set forth therein shall constitute a Fundamental Transaction), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the “Alternate Consideration”).  The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  In the event of a Fundamental Transaction, the Company or the successor or purchasing Person, as the case may be, shall execute with the Holder a written agreement providing that:

(x)           this Warrant shall thereafter entitle the Holder to purchase the Alternate Consideration in accordance with this Section 9(c),

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(y)           in the case of any such successor or purchasing Person, upon such consolidation, merger, statutory exchange, combination, sale or conveyance such successor or purchasing Person shall be jointly and severally liable with the Company for the performance of all of the Company’s obligations under this Warrant and the Purchase Agreement, and

(z)           if registration or qualification is required under the Exchange Act or applicable state law for the public resale by the Holder of shares of stock and other securities so issuable upon exercise of this Warrant, such registration or qualification shall be completed prior to such reclassification, change, consolidation, merger, statutory exchange, combination or sale.

If, in the case of any Fundamental Transaction, the Alternate Consideration includes shares of stock, other securities, other property or assets of a Person other than the Company or any such successor or purchasing Person, as the case may be, in such Fundamental Transaction, then such written agreement shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing.  At the Holder’s request, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a New Warrant consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.  Without limiting the foregoing, in the event of a Fundamental Transaction, at the request of the Holder delivered before the 90th day after such Fundamental Transaction, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five (5) Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the greater of (A) the Original Issuance Value (as defined below), and (B) the then current Black-Scholes value of the remaining unexercised portion of this Warrant on the date of such payment, without regard to any limitations on the exercise hereof and as determined in accordance with Annex A attached to the Purchase Agreement (such purchase price, the “Repurchase Price”).  For purposes of this Warrant, the “Original Issuance Value” means $456,631 multiplied by a fraction the denominator of which is the total number of shares of Common Stock issuable upon exercise of all outstanding Class B Warrants on the date hereof (without regard to any limitations on the exercise thereof) and the numerator of which is the total number of shares of Common Stock issuable upon exercise of this Warrant on the date of such payment (without regard to any limitations on the exercise hereof).  For purposes of clarity, in no event shall the Holder be entitled to receive both the Repurchase Price hereunder and the “Repurchase Price” pursuant to Section 6 of the Certificate of Designations in respect of this Warrant.  In addition to the foregoing, upon the occurrence of any Event of Default pursuant to the Certificate of Designations (whether or not such Event of Default is a Fundamental Transaction), each Holder may elect by written notice to the Corporation to require the Corporation to purchase this Warrant from the Holder for a purchase price, payable in cash within five (5) Trading Days after such request equal to the Repurchase Price.  Upon payment in full of the Repurchase Price pursuant to this paragraph, this Warrant shall be deemed repurchased by the Company and no longer exercisable.

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(d)           Subsequent Equity Sales.

(i)           If, at any time while this Warrant is outstanding, the Company or any Subsidiary issues additional shares of Common Stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of Common Stock or otherwise entitling any Person to acquire shares of Common Stock (collectively, “Common Stock Equivalents”) at an effective price to the Company (net of any rebates, discounts, fees, commissions or expenses, other than customary expenses) per share of Common Stock (the “Effective Price”) less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall be reduced to equal the Effective Price.  For purposes of this paragraph, in connection with any issuance of any Common Stock Equivalents, (A) the maximum number of shares of Common Stock potentially issuable at any time upon conversion, exercise or exchange of such Common Stock Equivalents (the “Deemed Number”) shall be deemed to be outstanding upon issuance of such Common Stock Equivalents, (B) the Effective Price applicable to such Common Stock shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Stock Equivalents and to convert, exercise or exchange them into Common Stock (net of any rebates, discounts, fees, commissions and expenses, other than customary expenses), divided by the Deemed Number, and (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Stock upon conversion, exercise or exchange of such Common Stock Equivalents.

(ii)           If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Stock Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Stock (a “Floating Price Security”), then for purposes of applying the preceding paragraph in connection with any subsequent exercise, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Stock on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

(iii)           The Company shall not issue any Common Stock Equivalents at an Effective Price less than the Exercise Price (as adjusted hereunder to such date) unless prior to such issuance (A) the Holder has consented to such issuance in writing and (B) the Company shall have obtained all necessary shareholder and other approvals required for the Conversion Price under this Warrant to be reduced to such Effective Price.

(iv)           Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Stock or Common Stock Equivalents made pursuant to the definition of Excluded Stock.

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(e)           Number of Warrant Shares.  Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section 9, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f)           Calculations.  All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(g)           Notice of Adjustments.  Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based.  Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company’s Transfer Agent.

(h)           Notice of Corporate Events.  If the Company  (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for a Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

10.           Payment of Exercise Price.  The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]
where:
X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

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A = the Current Market Price (as of the date of such calculation) of one share of Common Stock .

B = the Exercise Price (as adjusted to the date of such calculation).

For purposes of this Warrant, the “Current Market Price” of one share of the Company’s Common Stock as of a particular date shall be determined as follows: (a) if traded on a national securities exchange or through the Nasdaq Stock Market, the Current Market Price shall be deemed to be the arithmetic average of the VWAPs for the five (5) consecutive Trading Days immediately preceding the applicable date; (b) if traded over-the-counter but not on the Nasdaq Stock Market, the Current Market Price shall be deemed to be the average of the closing bid and asked prices as of five (5) Business Days immediately prior to the date of exercise indicated in the Notice of Exercise; and (c) if there is no active public market, the Current Market Price shall be the fair market value of the Common Stock as of the date of exercise, as determined by an independent appraiser selected in good faith by the Holder.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Purchase Agreement.

11.           [Intentionally Omitted.]

12.           Limitation on Exercise.  This Section 12, or any provision hereof, shall be effective after, and only after, the Holder has delivered written notice to the Company of its election that this Section 12, or any provision hereof, shall become effective with respect to such Holder:

(a)           Subject to Section 12(b), the number of shares of Common Stock that may be acquired by a Holder upon any exercise of Warrants (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Holder and its Affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with such Holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion) (the “Threshold Percentage”).  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(b)           Notwithstanding the provisions of Section 12(a), the Holder shall have the right at any time and from time to time, to waive the provisions of this Section insofar as they relate to the Threshold Percentage or to increase its Threshold Percentage (but not in excess of 9.999% (or such lower percentage if Section 16 of the Exchange Act or the rules promulgated thereunder (or any successor statute or rules) is changed to reduce the beneficial ownership percentage threshold thereunder to a percentage less than 9.999%)) by written instrument delivered to the Company, but (i) any such waiver or increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such waiver or increase or decrease will apply only to the Holder and not to any other holder of Warrants.

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(c)           Notwithstanding anything to the contrary contained herein, if the Trading Market is the Nasdaq Small-Cap Market or any other market or exchange with similar applicable rules, then the maximum number of shares of Common Stock that the Company may issue pursuant to the Transaction Documents at an effective purchase price less than the Closing Price on the Trading Day immediately preceding the Closing Date equals 19.99% of the outstanding shares of Common Stock immediately preceding the Closing Date (the “Issuable Maximum”), unless the Company obtains stockholder approval.  If, at the time any Holder requests an exercise of any of the Warrants (or the Company is required or permitted to pay in shares of Common Stock any payment due under the Series A-1 Preferred Shares), the Actual Minimum would cause the Issuable Maximum to be exceeded (and if the Company has not previously obtained the required stockholder approval), then the Company shall issue to the Holder requesting such exercise and/or such conversion (and/or such payment of principal or interest) a number of shares of Common Stock not exceeding such Holder’s pro-rata portion of the Issuable Maximum (based on such Holder’s share (vis-à-vis other Holders) of the aggregate purchase price paid under the Purchase Agreement and taking into account any Warrant Shares previously issued to such Holder).  For the purposes hereof, “Actual Minimum” shall mean, as of any date, the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of all Warrants, without giving effect to (x) any limits on the number of shares of Common Stock that may be owned by a Holder at any one time, or (y) any additional Underlying Shares that could be issuable as a result of any future possible adjustments made under Section 9(d).

13.           Fractional Shares.  The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant.  If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded up to the nearest whole share or right to purchase the nearest whole share, as the case may be.

14.           Notices.  Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by a nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery.  The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two (2) Trading Days’ prior notice to the other party in accordance with this Section 14.

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15.           Warrant Agent.  The Company shall serve as warrant agent under this Warrant.  Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent.  Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or stockholders services business shall be a successor warrant agent under this Warrant without any further act.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

16.           Extension of Expiration Date. At the option of the Holder, the Expiration Date may be extended for the number of Trading Days during any period occurring after the Required Effectiveness Date in which (i) trading in the Common Stock is suspended by any Trading Market, (ii) any Registration Statement is not effective when required pursuant to the Purchase Agreement, or (iii) the prospectus included in the Registration Statement may not be used by the Holders for the resale of Registrable Securities thereunder.

17.           Miscellaneous.

(a)           Subject to the restrictions on transfer set forth on the first page hereof and in Section 3, this Warrant may be assigned by the Holder.  This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Transaction, pursuant to Section 4.19 of the Purchase Agreement or with the prior written consent of the Holder.  This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.  This Warrant, together with the other Transaction Documents, constitutes the entire agreement of the parties with respect to the subject matter hereof.  This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.  The restrictions set forth in Section 12 hereof, upon becoming effective, may not be amended or waived.

(b)           The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.  Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any Warrant Shares above the amount payable therefor on such exercise, (ii) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (iii) will not close its stockholder books or records in any manner which interferes with the timely exercise of this Warrant.

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(c)           Governing Law; Venue; Waiver Of Jury Trial.  all questions concerning the construction, validity, enforcement and interpretation of this warrant shall be governed by and construed and enforced in accordance with the laws of the state of new york (except for matters governed by corporate law in the state of Wyoming).  each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the city of new york, borough of manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  the company hereby waives all rights to a trial by jury.

(d)           The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e)           In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned has caused this Class B Warrant to be duly executed by its authorized officer as of the date first indicated above.

PARADIGM HOLDINGS, INC.

By:
Name:
Title:

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To:  PARADIGM HOLDINGS, INC.

The undersigned is the Holder of Class B Warrant No. _______ (the “Warrant”) issued by PARADIGM HOLDINGS, INC., a Wyoming corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1.	The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

2.	The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

3.	The Holder intends that payment of the Exercise Price shall be made as (check one):

____     “Cash Exercise” under Section 10 of the Warrant

____     “Cashless Exercise” under Section 10 of the Warrant

4.	If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

5.	Pursuant to this exercise, the Company shall deliver to the Holder _______________ Warrant Shares in accordance with the terms of the Warrant.

6.	Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: _________________, ________	Name of Holder:

(Print)

By:
Name:
Title:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

FORM OF ASSIGNMENT

(To be completed and signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Class B Warrant to purchase ____________ shares of Common Stock of PARADIGM HOLDINGS, INC. to which the within Class B Warrant relates and appoints ________________ attorney to transfer said right on the books of PARADIGM HOLDINGS, INC. with full power of substitution in the premises.

Dated: ____________________, _______

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

Exhibit 5

Exhibit 6

LIMITED LIABILITY COMPANY AGREEMENT

OF

EREF PARA, LLC

as of February 27, 2009

LIMITED LIABILITY COMPANY AGREEMENT

OF

EREF PARA LLC

Dated as of February 27, 2009

The parties to this agreement (the “Agreement”) (referred to as the “Members”), who are all of the members of EREF PARA, LLC, a Delaware limited liability company formed on December 30, 2008 (the “Company”), are EREF Special Situations, LLC, a Delaware limited liability company (“ERSS”), East Rock Focus Fund, L.P., a Delaware limited partnership (“ERFF”) (together with ERSS, “ER”), East Rock Capital GP, LLC, a Delaware limited liability company, Stuart Sternberg, Mark Gerson, and Hale Fund Management, LLC, a Delaware limited liability company (“HFM”).

The Company has entered into a Preferred Stock Purchase Agreement dated as of February 27, 2009 (together with all exhibits, the “PSPA”) with Paradigm Holdings, Inc. (“PDHO”), as issuer, and Hale Capital Partners, L.P. (“HCP”) as Purchaser (as defined in the PSPA) pursuant to which the Company and HCP have acquired Preferred Stock (as defined in the PSPA) of PDHO and Warrants (as defined in the PSPA) of PDHO, such Preferred Stock and Warrants held by the Company, together with any other instruments, rights and securities of PDHO that may be acquired by the Company from time to time, are referred to herein collectively as the “Securities”.

The following are the terms of the Company’s limited liability company agreement:

1.           Purpose; Formation.  The Company shall hold the Securities, and shall conduct any activities that the Manager (as defined below) determines to be incidental to the Company’s ownership, voting or disposition of the Securities.  Leila Zahedani is hereby designated as an authorized person, within the meaning of the Delaware Limited Liability Company Act, as amended from time to time (6 Del.C. §18 101, et seq.), to execute, deliver and file the certificate of formation of the Company, and the filing of the certificate of formation by such authorized person is hereby ratified and approved.

2.           Management of the Company.

2.1           Manager.  HFM shall be the manager of the Company (referred to in that capacity as the “Manager”).  The Company’s business and affairs shall be managed by or under the direction of the Manager, and none of the Members shall take part in the management or control of the Company’s activities or affairs.  Except as set forth in Section 2.3 of this Agreement, the Manager shall have sole discretion in respect of voting or making any other decisions in respect of the Securities held by the Company.  The Manager shall not be compensated by the Company for acting as Manager (except as specifically provided in this Agreement), but shall be reimbursed for all direct and reasonable out-of-pocket expenses incurred by it in performing it services under this Agreement.   Except as specifically provided in this Agreement, the Manager shall not have any duty or obligations to any Member or to take or refrain from taking any action.

2.2           Powers of Manager.  Except as set forth in Section 2.3 of this Agreement, the Manager shall have full power (in addition to the powers given to the Manager by law or by the other provisions of this Agreement), in its sole discretion, to take any action that it considers necessary or desirable in connection with the management of the Company and the operation of the Company’s business.  The powers of the Manager include the power to execute and deliver on behalf of the Company all such documents and agreements as it determines appropriate (including, but not limited to, documents and agreements relating to the voting of, consent, waiver or amendment with respect to, or sale, exchange, or other disposition of any Securities or other assets owned by the Company), and no other signature shall be required on behalf of the Company.  The Manager may appoint officers of the Company, and may engage consultants and advisors (including accountants and attorneys), as it determines necessary or desirable in connection with the management of the Company and the operation of its business including all matters relating to any of the Securities.  Any officers of the Company need not be Members of the Company, shall have the powers and duties delegated to them by the Manager, and shall serve as officers of the Company at the pleasure of the Manager.

2.3           Limitations on the Powers of Manager.  Notwithstanding any other provision of this Agreement to the contrary, the Manager shall not, directly or indirectly, undertake any of the following actions on behalf of the Company with respect to the Securities without the prior written consent of ER:

(a)           consent to the issuance of additional indebtedness;

(b)           agree to forbearance with respect to any Securities;

(c)           agree to forgive any preferred stock issued to the Company, other than as specifically provided in the PSPA;

(d)           convert, exercise, or sell any Securities (other than in respect of regularly scheduled payments of interest or amortization and decisions whether to accept the same in stock or cash); or

(e)           exercise any remedies available to the Company with respect to the Securities following an Event of Default (as defined in the PSPA), whether pursuant to the PSPA or otherwise.

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2.4           Powers of ER.  Notwithstanding any other provision of this Agreement to the contrary, the Manager shall with respect to the Securities, at the direction of ER, exercise any remedies available to the Company with respect to the Securities following an Event of Default, whether pursuant to the PSPA or otherwise.

3.           Membership Interests; Deemed Capital Contributions.

3.1           Membership Interests.  Simultaneously with the execution of this Agreement, each Member is contributing to the capital of the Company, by wire transfer of immediately available funds, the amount set forth opposite its name on Schedule A, and the Company is issuing to the Members, in exchange for those contributions, the number of Class A-1 Common Units, Class A-2 Common Units, Class B Common Units and Class C Common Units (collectively, “Common Units”) set forth opposite their names on Schedule A.  The Company shall not issue any membership interests after the date hereof.

3.2           Capital Contributions.  The Manager, with the consent of ER, which consent shall not be unreasonably withheld, may require the Members to make additional capital contributions to the Company on a pro rata basis (based on each Member’s initial capital contribution); provided that no Member shall be required to make additional capital contributions that in the aggregate exceed such Member’s initial capital contribution, as set forth on Schedule A.

3.3           No Withdrawals.  No Member shall be entitled to withdraw any part of its capital account (“Capital Account”) or capital contribution or to receive any distribution from the Company except as expressly provided in this Agreement.

3.4           No Liability for Capital Contributions.  No Member shall be personally liable for the return of any portion of the capital contribution of any of the Members; the return of those capital contributions shall be made solely from the Company’s assets.  No Member shall be required to pay to the Company or any other Member any deficit in its Capital Account (upon dissolution or otherwise).  No Member shall have the right to demand or receive cash or other property for its Common Units.

3.5           No Interest.  No Member shall receive any interest on its capital contributions or Capital Account.

4.      Distributions.

4.1           General.  Distributions shall be made to the Members at the time or times determined by the Manager; provided that the Manager shall promptly distribute any cash received from time to time, net of any reimbursements then payable to the Manager pursuant to Section 2.1 and any reasonable reserve for such reimbursements established by the Manager with the consent of ER, which consent shall not be unreasonably withheld.

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4.2           Distribution Amount.  All distributions shall be allocated as follows:

(a)           first, to the holders of the Class A-1 Common Units and Class A-2 Common Units (in proportion to the capital contributions made by them, respectively) until each of those holders shall have received pursuant to this Section 4.2(a) the aggregate amount of the capital contributions made by it, respectively; and

(b)           the balance, to the holders of the Class A-1 Common Units, the Class A-2 Common Units and Class B Common Units (in proportion to the number of Common Units held by each of them, respectively); provided that any amount otherwise distributable to the holder of Class A-2 Common Units pursuant to this Section 4.2(b) shall be reallocated between the holder of Class A-2 Common Units and the holder of Class C Common Units (in proportion to the number of Common Units held by each of them, respectively).

4.3           Tax Distributions.  To the extent that for any fiscal year the amount of net income and gains of the Company allocated to any Member exceeds the amount of losses of the Company allocated to that Member for that and prior fiscal years reduced by the amount of net income and gains of the Company allocated to the Member for prior fiscal years, the Manager shall use reasonable efforts to cause the Company to distribute to that Member no later than April 1 of the following year, as an advance against amounts thereafter distributable to him, her or it pursuant to Section 4.2, an amount of cash equal to (a) the amount reasonably calculated by the Manager to equal the amount of the federal, state and local tax liability on that excess (based on the highest individual or corporate marginal federal income tax rate for that year and the percentage with respect to state and local income tax rates for that year that the Manager determines appropriate), less (b) the aggregate amount of prior distributions by the Company to the Member (other than distributions pursuant to this provision) not previously applied as an offset.

5.            Transfers of Interests.

5.1           Restrictions on Transfers.  Except for transfers by Members to an entity that is an affiliate of that Member but subject to Section 5.2, no Member may directly or indirectly transfer all or any portion of its Common Units without the prior written approval of the Manager, which approval shall not be unreasonably withheld.  Any purported transfer in violation of this provision shall be void.  As used in this Agreement, the term “transfer” includes any sale, exchange, assignment or gift, the creation of any security interest or other encumbrance, or any other transfer or disposition, whether voluntary or involuntary (including, but not limited to, by levy of execution or seizure under legal process or by operation of law), direct or indirect, affecting the record or beneficial ownership of the Common Units.

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5.2           Conditions to Transfer.  No transfer of any Common Units in the Company shall be effective unless the transferee (a) agrees in writing to be bound by the terms of this Agreement as if the transferee were the transferring Member and (b) executes such other documents and agreements as the Manager reasonably may request.  The assignee shall pay all reasonable expenses in connection with the assignee’s admission as a Member.

6.           Exculpation; Indemnification.

6.1           Exculpation.  To the extent not inconsistent with applicable law, neither the Manager nor any of its officers, directors, managers, general partners, employees or affiliates, nor any other Member or officer of the Company, shall be liable, responsible or accountable in damages or otherwise to the Company or to any Member for any action taken or for any failure to act on behalf of the Company in connection with the business or operations of the Company, unless the act or omission constituted willful misconduct.

6.2           Indemnification.  To the extent not inconsistent with applicable law, the Company shall indemnify and hold harmless the Manager and each of its officers, directors, managers, general partners, employees and affiliates, and all of the Company’s officers, from any loss, liability, damage or expense (including, but not limited to, any judgment, award or settlement and reasonable attorneys’ fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim) arising out of (a) any acts or omissions or alleged acts or omissions in connection with their activities or the activities of any of their respective employees or agents on behalf of the Company after the date hereof or in connection with the business or operations of the Company after the date hereof and (b) any liability imposed upon any of them under any statute, rule or regulation (including, but not limited to, any statute, rule or regulation relating to environmental matters) applicable to the Company, or their respective officers, directors or employees; provided that (i) the acts or omissions or the alleged acts or omissions upon which the action or threatened action, proceeding or claim did not constitute gross negligence or willful misconduct by the indemnified party and (ii) the action or threatened action, proceeding or claim does not involve the indemnified party on the one hand and the Company on the other hand, except where the Manager has acted in good faith in what the Manager believed to be in the best interests of the Company.  Reasonable expenses incurred by any such indemnified party in connection with the matters referred to above may be paid or reimbursed by the Company in advance of the final disposition of the proceeding upon receipt by the Company of (i) a written affirmation by the indemnified party of its good faith belief that he or it met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that he or it has not met that standard of conduct.

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7.           Dissolution; Liquidation.

7.1           Dissolution.  The Company shall be dissolved only upon the occurrence of one of the following events:

(a)           the unanimous election of the Members to dissolve the Company; or

(b)           the termination of the Company’s business as a result of the sale or other disposition by the Company of the Securities.

7.2           Liquidation and Distribution of Assets.  Upon dissolution of the Company, the Manager shall proceed to sell or liquidate the assets (to the extent feasible) within a reasonable time and, after paying or making provision for all liabilities to creditors of the Company, shall distribute the Company’s cash and other assets among the Members in accordance with Section 4.2.

8.           Accounting and Tax Matters.

8.1           Fiscal Year.  The Company’s fiscal year shall be the calendar year unless changed by the Manager.

8.2           Books of Account.  Complete and accurate books of account shall be kept by the Company at its principal office (or at such other office as the Manager may designate) and the Members shall have the right to inspect those books during normal business hours on reasonable notice to the Manager.  The determinations of the Manager with respect to the treatment of any item or its allocation for federal, state or local income tax purposes shall be binding upon all Members so long as that determination is not inconsistent with any express provision of this Agreement.

8.3           Tax Information.  Not later than 90 days after the end of each fiscal year, the Manager shall furnish to each of the Members any information required by the Members to complete any income tax return that it is required to file for that year.  The Company shall also furnish tax information to the Members on an interim basis to the extent the Manager determines appropriate.

8.4            Tax Allocations.  For federal, state and local income tax purposes, all items of income, deduction, gain and loss shall be allocated among the Members on the same basis as profits are allocated and losses are charged as provided in this Section 8 and all items of credit shall be allocated among the Members in the manner provided for in the Internal Revenue Code and the applicable Treasury Regulations except that to the extent of the difference between the fair market value and the basis for federal income tax purposes of property contributed to the Company, income, gains, deductions (including depreciation and amortization) and losses with respect to that property shall be allocated among the Members in accordance with Internal Revenue Code Section 704(c)(1)(A).

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8.5           Capital Accounts.  For the purpose of this Agreement, the balance of the Capital Account of each Member shall be determined on the basis of an account maintained for the Member as part of the books of account of the Company.  The amount of each Member’s Capital Account shall be equal to the aggregate amount of cash and the fair market value of property contributed to the Company by the Member, and shall be increased by the Member’s share of income and gains of the Company, and shall be decreased by (a) the aggregate amount of cash and the fair market value of any property distributed by the Company (less any liabilities assumed with respect to such distribution) to the Member and (b) the Member’s share of losses of the Company.

8.6           Allocation of Income and Gains.  The Company’s net income and gains (as determined for federal income tax purposes) for each fiscal year shall be allocated to the Members as follows:

(a)           first, to the Members in proportion to their negative Capital Account balances until those balances have been eliminated; and

(b)           then, to the Members in such amounts as will increase the Capital Account balance of each Member to the amount the Member would be entitled to receive under Section 4 if there were an amount available for distribution equal to the sum of (x) the aggregate Capital Account balances of the Members before the allocation pursuant to this Section 8.6(b) and (y) the amount of net income and gains to be allocated.

8.7           Allocation of Losses.  The Company’s losses (as determined for federal income tax purposes) for each fiscal year shall be allocated to the Members as follows:

(a)           first, to the Members in such amount as will decrease the Capital Account balance of each Member to the amount the Member would be entitled to receive under Section 4 if there were an amount available for distribution equal to (x) the aggregate Capital Account balances of the Members before the allocation pursuant to this Section 8.7 less (y) the amount of losses to be so allocated; and

(b)           then, to the Members pro rata in accordance with their holdings of Common Units.

8.8           Tax Matters Partner.  The Manager shall be the tax matters partner (within the meaning of Section 6231(a)(7) of the Internal Revenue Code) of the Company.

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9.           Representations.

9.1           Member Representations.  Each Member represents and warrants as to itself only that:

(a)           it has full power and authority to enter into and perform this Agreement, and this Agreement constitutes a valid and binding agreement of the Member;

(b)           it has acquired the Common Units for its own account, for investment only, and not with a view to the sale or distribution of those Common Units or any portion of those Common Units;

(c)           it is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder, as the same may be amended from time to time (the “Securities Act”), and that an investment in the Company is speculative and involves certain risks and that the Member could lose its entire investment in the Company;

(d)           it understands that the offer and sale of the Common Units have not been registered under the Securities Act or under the securities act of any state on the basis that the sale provided hereunder is exempt from the registration provisions thereof and the Common Units may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provisions of applicable state securities laws or pursuant to an applicable exemption therefrom; (ii) the Common Units must be held indefinitely and the Member must continue to bear the economic risk of the investment in the Common Units unless the offer and sale of the Common Units are subsequently registered under the Securities Act and all applicable state securities laws or an exemption from such registration is available; and (iii) there is no established market for the Common Units and it is not anticipated that there will be any public market in the foreseeable future; and

(e)           it (i) is an informed and sophisticated purchaser, and has engaged advisors, experienced in investments in companies like PDHO; (ii)  has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement (including, without limitation, reviewing copies of the filings of PDHO with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder, as the same may be amended from time to time).

10.           Sale, Disposition or Transfer of the Securities.  HFM shall not sell, dispose of or otherwise transfer any Preferred Stock or Warrants owned or managed on a discretionary basis by HFM unless either (i) the Company has been offered the opportunity to participate pro rata in such, or a similar, sale, disposition or transfer on the same economic terms and conditions in all material respects or (ii) HFM has received the prior written consent of ER.

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11.           Miscellaneous.

11.1           Entire Agreement; Amendment.  This Agreement contains a complete statement of the arrangements among the Members and the Manager with respect to the Company, supersedes all prior agreements and understandings among them with respect to the Company, and may not be amended except by written agreement of the Manager and a majority in interest of the Members.  Except as otherwise provided in the preceding sentence, no amendment may change the manner in which cash is to be distributed or income is to be allocated, except with the consent of all of the Members, and no amendment that adversely affects a particular Member or Members (as distinguished from an amendment that affects all of the Members similarly), including the Manager in its capacity as such, may be made without that Member’s consent.  No amendment may be made to this Section 11.1 that eliminates the right of any Member to consent to any amendment without the consent of that Member.  Any amendment made in accordance with this Section 11.1 shall be binding upon all of the Members.

11.2           Notices.  Any notice or other communication under this Agreement shall be in writing and shall be considered given when delivered in person or sent by facsimile, one day after being sent by a major overnight courier, or four days after being mailed by registered mail, return receipt requested, to the address of such Member set forth on such Member’s signature page to this Agreement.

11.3           Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed entirely in the State of New York, except as otherwise required by the Delaware Limited Liability Company Act.

11.4           Submission to Jurisdiction.  The courts of the State of New York in New York County and the United States District Court for the Southern District of New York shall have exclusive jurisdiction over the parties with respect to any dispute or controversy between them arising under or in connection with this Agreement and, by execution and delivery of this Agreement, each of the parties to this Agreement submits to the jurisdiction of those courts, including, but not limited to, the in personam and subject matter jurisdiction of those courts, waives any objection to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with Section 11.42 or any other manner permitted by law) and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.  These consents to jurisdiction shall not be deemed to confer rights on any person other than the parties to this Agreement.

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11.5           Headings.  The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

11.6           Ratification.  The execution and delivery of the PSPA on behalf of the Company by HFM is hereby authorized, ratified, approved and confirmed.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned Members set forth below have entered into this Agreement as of the date first set forth above.

Address: 10 East 53rd Street, 31st Floor New York, New York 10022	EREF SPECIAL SITUATIONS, LLC By: /s/ Adam Shapiro Name: Adam Shapiro Title: Man. Principal, East Rock Capital GP, LLC
Address: 10 East 53rd Street, 31st Floor New York, New York 10022	EAST ROCK FOCUS FUND, LP By: /s/ Adam Shapiro Name: Adam Shapiro Title: Man. Principal, East Rock Focus Fund GP, LLC
Address: 10 East 53rd Street, 31st Floor New York, New York 10022	EAST ROCK CAPITAL GP, LLC By: /s/ Adam Shapiro Name: Adam Shapiro Title: Managing Principal
Address: 85 Bellevue Avenue Rye, New York 10580	STUART STERNBERG /s/ Stuart Sternberg
Address: 247 West 87th Street, PH F New York, New York 10024	MARK GERSON /s/ Mark Gerson
Address: 570 Lexington Ave, 49th Floor New York, NY 10022	HALE FUND MANAGEMENT, LLC By: /s/ Martin Hale Jr. Name: Martin Hale Jr. Title: CEO

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Exhibit 7
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (the “Schedule 13D”) with respect to shares of common stock, par value $0.01 per share, of Paradigm Holdings, Inc., a Wyoming corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement.

April 14, 2009
Date
HALE CAPITAL PARTNERS, LP
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

HALE FUND PARTNERS, LLC
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

EREF PARA, LLC
By: Hale Fund Management, LLC, its Managing Member
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

HALE FUND MANAGEMENT, LLC
/s/ Martin M. Hale, Jr.
Signature

Chief Executive Officer
Title

MARTIN M. HALE, JR.
/s/ Martin M. Hale, Jr.
Signature